Filed Pursuant to Rule 424(b)(5)
Registration No. 333-206535

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 21, 2017)

$125,000,000

Bristow Group Inc.

4.50% Convertible Senior Notes Due 2023

We are offering $125,000,000 aggregate principal amount of our 4.50% Convertible Senior Notes due 2023, or the “notes.” The notes will bear interest at a rate of 4.50% per year. Interest on the notes will be payable semi-annually in arrears on June 1 and December 1 of each year, beginning June 1, 2018. The notes will mature on June 1, 2023.

Holders may convert their notes into shares of our common stock, at their option, prior to the close of business on the second scheduled trading day immediately preceding December 1, 2022 only under the following circumstances: (1) during any fiscal quarter commencing after January 1, 2018, if the last reported sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 130% of the conversion price of the notes on such trading day; (2) during the five business-day period after any five trading-day period in which the trading price per $1,000 principal amount of notes for each trading day of such period was less than 98% of the product of the last reported sale price of our common stock for such trading day and the conversion rate; or (3) upon the occurrence of specified corporate events. On or after December 1, 2022 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes without regard to the foregoing circumstances. Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, as described in this prospectus supplement.

The initial conversion rate for the notes will be 63.9488 shares of our common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $15.64 per share of our common stock. The conversion rate will be subject to adjustment in certain events.

Following certain transactions, we will increase the conversion rate for a holder who elects to convert its notes in connection with those corporate transactions by a number of additional shares of common stock as described in this prospectus supplement.

If we undergo a fundamental change, as defined in this prospectus supplement, holders may require us to purchase all or a portion of their notes for cash at a price equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest.

The notes will be unsecured senior obligations, will rank equal in right of payment to any of our existing or future unsecured senior debt, and will rank senior to all of our subordinated debt. The notes will be unconditionally guaranteed on a senior basis by those of our subsidiaries that currently provide guarantees of our existing senior notes or our amended and restated revolving credit facility and term loan, as well as certain future subsidiaries. The notes will effectively rank junior to any of our secured debt to the extent of the value of the assets securing such indebtedness, and will be structurally subordinated to all debt and other liabilities of our subsidiaries that are not guarantors.

For a more detailed description of the notes, see “Description of the Notes” beginning on page S-37.

Our common stock is listed on the New York Stock Exchange under the symbol “BRS.” On December 13, 2017, the last reported sale price of our common stock on the New York Stock Exchange was $12.51 per share.

We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-15 of this prospectus supplement.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Bristow Group
Per Note	100.00%	2.25%	97.75%
Total	$125,000,000	$2,812,500	$122,187,500

(1)	Plus accrued interest, if any, from December 18, 2017, if settlement occurs after that date.
(2)	See “Underwriting” on page S-74 of this prospectus supplement for a description of the compensation payable to the underwriters.

The underwriters have the option to purchase within the 13-day period beginning on, and including, the initial issue date of the notes a maximum of $18,750,000 additional principal amount of the notes to cover over-allotments.

Delivery of the notes will be made in book-entry form on or about December 18, 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	Barclays	BofA Merrill Lynch

Senior Co-Managers

Citigroup	J.P. Morgan	SunTrust Robinson Humphrey

The date of this prospectus supplement is December 13, 2017.

PROSPECTUS SUPPLEMENT

PROSPECTUS

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus or in any free writing prospectus made available by us. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell these notes or the guarantees in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this document or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates.

We provide information to you about this offering of our notes in two separate documents that are bound together: (1) this prospectus supplement, which describes the specific details regarding this offering, and (2) the accompanying prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to this “prospectus,” we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should carefully read this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in the prospectus, before you invest. These documents contain information you should consider when making your investment decision.

S-i

SUMMARY

This summary highlights certain information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before deciding whether to participate in this offering. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety, including “Risk Factors,” before deciding whether to participate in this offering. We use the pronouns “we,” “our” and “us” and the terms “Bristow Group” and the “company” to refer collectively to Bristow Group Inc. and its consolidated subsidiaries and affiliates, unless the context indicates otherwise. We also own interests in other entities that we do not consolidate for financial reporting purposes, which we refer to as unconsolidated affiliates, unless the context indicates otherwise. Bristow Group, its consolidated subsidiaries and affiliates and the unconsolidated affiliates are each separate corporations, limited liability companies or other legal entities, and our use of the terms “we,” “our” and “us” does not suggest that we have abandoned their separate identities or the legal protections given to them as separate legal entities. Our fiscal year ends March 31, and we refer to fiscal years based on the end of such period. Therefore, the fiscal year ended March 31, 2017 is referred to as “fiscal year 2017.”

Our Company

Overview

We are the leading global industrial aviation services provider based on the number of aircraft operated. We have a long history in industrial aviation services through Bristow Helicopters Ltd. (“Bristow Helicopters”) and Offshore Logistics, Inc., which were founded in 1955 and 1969, respectively. We have major transportation operations in the North Sea, Nigeria and the U.S. Gulf of Mexico, and in most of the other major offshore energy producing regions of the world, including Australia, Brazil, Canada, Russia and Trinidad. We provide private sector search and rescue (“SAR”) services in Australia, Canada, Norway, Russia, Trinidad and the United States. We provide public sector SAR services in the U.K. on behalf of the Maritime & Coastguard Agency. We also provide regional fixed wing scheduled and charter services in the U.K., Nigeria and Australia through our consolidated affiliates, Eastern Airways International Limited (“Eastern Airways”) and Capiteq Limited, operating under the name of Airnorth (“Airnorth”), respectively. These operations support our primary industrial aviation services operations in those markets, creating a more integrated logistics solution for our clients. Additionally, in March 2013, we were awarded a contract to provide public sector SAR services for all of the U.K.

We primarily provide industrial aviation services to a broad base of major integrated, national and independent offshore energy companies. Our clients charter our helicopters primarily to transport personnel between onshore bases and offshore production platforms, drilling rigs and other installations. To a lesser extent, our clients also charter our helicopters to transport time-sensitive equipment to these offshore locations. These clients’ operating expenditures in the production sector are the principal source of our revenue, while their exploration and development capital expenditures provide a lesser portion of our revenue. The clients for SAR services include both the oil and gas industry, where our revenue is primarily dependent on our clients’ operating expenditures, and governmental agencies, where our revenue is dependent on a country’s desire to privatize SAR and enter into long-term contracts.

In addition to our primary industrial aviation services operations, as of September 30, 2017, we also operated a training unit, Bristow Academy, Inc. (“Bristow Academy”), which we sold on November 1, 2017.

U.K. Search and Rescue (SAR)

In fiscal year 2013, Bristow Helicopters, our U.K. subsidiary, was awarded a contract with the U.K. Department for Transport to provide SAR services for all of the U.K. (the “U.K. SAR contract”). The U.K. SAR contract has a phased-in transition period that began in April 2015 and continued to July 2017 and a contract length of approximately ten years. Under the terms of this contract, Bristow Helicopters has agreed to provide helicopters that will be located at ten bases across the U.K. with two aircraft operating at each base. We are currently operational at all ten bases. In addition to the ten bases with 20 aircraft, the contract provides for two fully SAR-equipped training aircraft that can be deployed to any base as needed.

Our Fleet

Medium and large helicopters, which can fly in a wider variety of operating conditions, over longer distances and at higher speeds and can carry larger payloads in comparison to small helicopters, are most commonly used for crew changes on large offshore production facilities and drilling rigs. With these enhanced capabilities, medium and large helicopters have historically been preferred in international markets, where the offshore facilities tend to be larger, the drilling locations tend to be more remote and located in harsh environments, and the onshore infrastructure tends to be more limited. Additionally, local governmental regulations in certain international markets require us to operate twin-engine medium and large aircraft in those markets. Global demand for medium and large helicopters is driven by drilling, development and production activity levels in deepwater locations throughout the world, as the medium and large aircraft are able to travel to these deepwater locations. Small helicopters are generally used for shorter routes and to reach production facilities that cannot accommodate medium and large helicopters and operate primarily over the shallow waters offshore in the U.S. Gulf of Mexico and Nigeria. Bristow Group is able to deploy its aircraft to the regions with the greatest demand, subject to the satisfaction of local governmental regulations.

As of September 30, 2017, we operated 344 aircraft in our consolidated fleet, of which 224 were owned and 120 were leased; 15 of the owned aircraft were held for sale, and our unconsolidated affiliates operated 116 aircraft in addition to those aircraft leased from us. Bristow Group’s consolidated fleet of 344 aircraft consisted of 124 large helicopters (66 owned), 100 medium helicopters (76 owned), 23 small helicopters (22 owned), 45 training aircraft (28 owned) and 52 fixed-wing aircraft (32 owned). The average age of our commercial helicopters fleet as of September 30, 2017 was about nine years, and the commercial helicopter fleet is comprised of the latest technology large and medium sized aircraft being utilized offshore.

The chart below presents (1) the percentage of operating revenue which each of our regions provided during the six months ended September 30, 2017; (2) the number of aircraft in our consolidated fleet and their distribution among the regions of our company as of September 30, 2017; and (3) the number of helicopters which we had on order or under option as of September 30, 2017.

	Percentage of Six Months Ended September 30, 2017 Operating Revenue	Aircraft in Consolidated Fleet
		Helicopters				Fixed Wing	Total
		Small	Medium	Large	Training
Europe Caspian	54%	—	16	80	—	32	128
Africa	14%	9	32	5	—	5	51
Americas	17%	14	42	16	—	—	72
Asia Pacific	15%	—	10	23	—	14	47
Corporate and other(1)	—%	—	—	—	45	1	46

Total	100%	23	100	124	45	52	344

Aircraft not currently in fleet:
On order		—	—	27	—	—	27
Under option		—	—	4	—	—	4

(1)	The aircraft presented for Corporate and other represent the aircraft operated by Bristow Academy as of September 30, 2017. On November 1, 2017, we sold Bristow Academy, including all of its aircraft.

The additional helicopters on order are expected to provide incremental fleet capacity, with only a small number of our existing aircraft expected to be replaced with the new aircraft.

We expect to deploy our new SAR helicopters primarily to the U.K. in support of the U.K. SAR contract and our new oil and gas configured aircraft to markets with the strongest client demand.

Our Strengths

We believe that we possess a number of strengths, including:

•	Leading Market Position and Differentiation Relative to Other Operators. Bristow Group is a market leader in the major offshore oil and gas regions of the North Sea, U.S., Nigeria, Australia, Brazil, Canada, Russia and Trinidad and is one of only two global helicopter service providers to the offshore energy industry. Our industry leading Target Zero safety culture and performance, as well as our size and scale, creates a competitive advantage relative to smaller, regional competitors in being able to provide aircraft and flight services in support of the global operations of our international oil and gas clients. The fixed element of our two-tiered contract structure provides stability as it provides the majority of our revenue. Further, our U.K. SAR and fixed-wing businesses provide unique and complementary diversification.

•	World Class Fleet. Since the beginning of fiscal year 2008, we have invested in nearly $3.9 billion in capital expenditures to grow our business. This investment primarily in new technology and medium and large sized commercial helicopters to support client needs, particularly their deepwater activities, has resulted in a shift of the commercial helicopter fleet composition to approximately 91% medium and large aircraft as of September 30, 2017, and reduced the average age of the fleet to approximately nine years. As a result, we are well positioned to take advantage of commercial opportunities in any offshore market worldwide and have a strong balance sheet necessary to grow our business.

•	Focus on Cost Reduction Efforts Have Created a Positive Inflection Point. Since the beginning of fiscal year 2016, we have reduced direct and general and administrative cost across our business, including the benefit of the restructuring completed earlier in calendar year 2017. These efforts have created a positive inflection point in both EBITDA margin and revenue as we compete for over $2 billion in contracts over the next two years.

•	Industry-Leading Liquidity. Our liquidity of $496 million as of December 8, 2017, driven by original equipment manufacturer recoveries related to ongoing aircraft issues and deferral of payments of capital expenditures into future periods, has positioned us well to survive the ongoing offshore oil and gas downturn. We continue to focus on our key “STRIVE” priorities as discussed below and focus on portfolio and fleet optimization and revenue growth across our new hub structure. This allows us to be responsive to client needs, taking advantage of short-term work and longer-term contract renewals and wins.

Our Strategy

Our goal is to strengthen our position as the leading industrial aviation services provider to the offshore energy industry and a leading industrial aviation services provider for civilian SAR and to pursue additional business opportunities that leverage our strengths in these markets. Our vision is to be a safe, financially strong, diversified global leader. To achieve this goal and vision, we intend to employ our “STRIVE” strategy as follows:

•	Sustain Target Zero Safety Culture. Safety will always be our number one focus. The best approach to be Target Zero is to continuously improve our safety systems and processes to allow us to become even safer and to build confidence in our industry and among our regulators with respect to the safety of helicopter transportation globally.

•	Train and Develop Our People. We continue to invest in employee training to ensure that we have the best workforce in the industry. We believe that the skills, talent and dedication of our employees are our most important assets, and we plan to continue to invest in them, especially in entry level learning, the continued control and ownership of our training assets, and creation of leadership programming.

•	Renew Commercial Strategy and Operational Excellence. We are in the process of renewing both our commercial strategy to improve revenue productivity across our global markets and our operational strategy to serve our clients safely, reliably and efficiently. We believe that we need to renew these strategies in order to thrive in an economy that is undergoing long-term structural change.

•	Improve Balance Sheet and Return on Capital. We seek to continue to improve our balance sheet and liquidity and reduce our capital costs. In August 2017, we suspended our quarterly dividend as part of a broader plan of reducing costs and improving liquidity. By suspending our quarterly dividend, we will preserve approximately $10 million of cash annually. Please read “Price Range of Our Common Stock and Dividend Policy.”

•	Value Added Acquisitions and Divestitures. We intend to pursue value-added acquisitions that not only make us bigger but also better, and that improve our competitive posture to thrive in an economy that is undergoing long-term structural change. We may also divest portions of our business or assets to narrow our product lines and reduce our operational footprint in order to reduce leverage and improve return on capital.

•	Execute on Bristow Transformation. We intend to sustain our strategy and the effective transformation of our business by focusing on execution globally.

Our Principal Executive Offices and Internet Address

Our principal executive offices are located at 2103 City West Boulevard, 4th floor, Houston, Texas 77042 and our telephone number is (713) 267-7600. Our website address is www.bristowgroup.com. We make available our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the “SEC”) free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus supplement or the accompanying prospectus.

Organizational Structure

The following diagram illustrates our simplified organizational structure, as well as certain of our indebtedness, as of December 13, 2017.

(1)	Bristow Group Inc. is a parent guarantor of the Lombard Debt, the Macquarie Debt, the PK Air Debt and the Eastern Airways Debt (each as defined under “Description of Indebtedness”).
(2)	Such entity is a subsidiary guarantor of the Revolving Credit Facility, the Term Loan (each as defined under “Description of Indebtedness”), our existing senior notes (as defined under “The Offering”) and the notes offered hereby.
(3)	Bristow Group Inc.’s percentage interests in such entities vary.
(4)	The direct owner of the interests in such entity has pledged such entity’s interests to secure the PK Air Debt.
(5)	Certain of Eastern Airways’ subsidiaries guarantee the Eastern Airways Debt.

THE OFFERING

The following summary contains basic information about this offering and the notes and is not intended to be complete. This summary does not contain all of the information that may be important to you. For a more complete understanding of the terms and provisions of the notes, please refer to the section of this prospectus supplement entitled “Description of the Notes.” For purposes of the description of the notes included in this prospectus supplement, references to “the company,” “the issuer,” “us,” “we” and “our” refer only to Bristow Group Inc. and do not include any of its subsidiaries.

Issuer	Bristow Group Inc., a Delaware corporation.

Securities	$125,000,000 aggregate principal amount of 4.50% Convertible Senior Notes due 2023, or the “notes.” We have also granted the underwriters a 13-day option to purchase a maximum of $18,750,000 additional principal amount of the notes to cover over-allotments.

Maturity	The notes will mature on June 1, 2023, subject to earlier repurchase or conversion.

Subsidiary guarantors	The notes will be jointly and severally guaranteed on a senior unsecured basis by those of our U.S. subsidiaries that currently provide guarantees of our outstanding 6 1⁄4% Senior Notes due 2022 (the “existing senior notes”) or our amended and restated revolving credit facility and term loan, as well as certain future subsidiaries.

Ranking and subordination	The notes will be our unsecured senior obligations. Accordingly, the notes and the related subsidiary guarantees will:

•	rank equally in right of payment with our existing senior notes and any of our and the guarantors’ future unsecured senior indebtedness;

•	be effectively subordinated to all of our and the guarantors’ existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, including indebtedness under our credit facilities; and

•	rank senior to all of our and the guarantors’ future subordinated indebtedness.

As of September 30, 2017, as adjusted to give effect to this offering, we and the guarantors would have had $484.2 million of secured indebtedness.

In addition, the notes and guarantees will be effectively junior to all debt and other liabilities, including trade payables, of our non-guarantor subsidiaries. As of September 30, 2017, our non-guarantor subsidiaries had approximately $639.3 million of total liabilities (including certain indebtedness under our credit facilities and trade payables but excluding intercompany liabilities and guarantees). Revenue related to our non-guarantor subsidiaries constituted 87.2% of our gross revenue during the six months ended September 30, 2017 (excluding intercompany revenue), and our non-guarantor subsidiaries held approximately 61.6% of our consolidated assets as of September 30, 2017.

Interest	4.50% per year on the principal amount from December 18, 2017, payable semi-annually in arrears on June 1 and December 1 of each year, beginning June 1, 2018.

Conversion rights	Holders may convert their notes at their option prior to the close of business on the second scheduled trading day immediately preceding December 1, 2022, but only under the following circumstances:

•	with respect to any calendar quarter commencing after January 1, 2018, if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 130% of the conversion price on such last trading day;

•	during the five business-day period following any five consecutive trading-day period in which the trading price for $1,000 principal amount of notes was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on such day; or

•	upon the occurrence of specified corporate transactions described under “Description of the Notes—Conversion Rights—Conversion upon Specified Corporate Transactions.”

On or after December 1, 2022, notes may be converted until the close of business on the second scheduled trading day preceding maturity without regard to the foregoing conditions.

The initial conversion rate for the notes will be 63.9488 shares of our common stock for each $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $15.64 per share of our common stock. The conversion rates are subject to adjustment as described under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” and “Description of the Notes—Conversion Rights—Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change.”

Settlement upon conversion	We may elect to deliver to holders in full satisfaction of our conversion obligation:

•	solely shares of our common stock, together with cash in lieu of fractional shares, which we refer to as a “physical settlement”;

•	solely cash without any delivery of shares of our common stock, which we refer to as a “cash settlement”; or

•	a combination of cash and shares of our common stock, together with cash in lieu of fractional shares, which we refer to as a “combination settlement.”

If we satisfy our conversion obligation with cash settlement or combination settlement, the amount of cash and shares of common stock, if any, due upon conversion will be based on a daily conversion value calculated on a proportionate basis on each trading day in a 40 trading day observation period. See “Description of the Notes—Conversion Rights—Settlement upon Conversion.”

You will not receive any additional cash payment, including any accrued but unpaid interest, upon conversion of a note except in circumstances described in “Description of the Notes—Interest.” Instead, interest will be deemed paid by the delivery of the settlement amount to you upon conversion of a note.

Increase of conversion rate upon certain fundamental changes
If a make-whole fundamental change (as defined under “Description of the Notes—Conversion Rights—Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change”) occurs, we may be required in certain circumstances to increase the conversion rate for any notes converted in connection with such fundamental change. A description of how the conversion rate will be increased and a table showing the increase in conversion rate that would apply at various stock prices and effective dates of the fundamental change are set forth under “Description of the Notes—Conversion Rights— Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change.”

Sinking fund	None.

No optional redemption	We will not have the right to redeem the notes at our option prior to maturity.

Repurchase of notes upon a fundamental change	If we undergo a fundamental change (as defined under “Description of the Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes”), you will have the option to require us to purchase all or any portion of your notes for cash. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $121.4 million (or approximately $139.8 million if the underwriters exercise their over-allotment option in full) after deducting underwriting discounts and commissions and estimated offering expenses.

We expect to use approximately $89.6 million of the net proceeds from this offering to repay a portion of the indebtedness outstanding under our Term Loan and approximately $8.8 million of the net proceeds from this offering to pay the cost of the convertible note hedge transactions described herein (after such cost is partially offset by the proceeds to us of the warrant transactions), with the remainder of the net proceeds from this offering to be used for general corporate purposes. If the underwriters exercise their over-allotment option, we expect to sell additional warrants and use a portion of the net proceeds from the sale of the additional notes to enter into additional convertible note hedge transactions with the option counterparties, as well as use a portion of the net proceeds from the sale of such additional warrants and additional notes to make additional repayments of the indebtedness outstanding under our Term Loan and for general corporate purposes.

Trustee, paying agent and conversion agent	U.S. Bank National Association.

Governing law	The indenture and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry form	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, which we refer to as “DTC,” and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of a public market for the notes	The notes are new securities, and there is currently no established market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and may discontinue any market making with respect to the notes without notice. We do not intend to apply for a listing of the notes on any national securities exchange or any automated dealer quotation system. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “BRS.”

Convertible note hedge and warrant transactions

In connection with the pricing of the notes, we entered into convertible note hedge transactions with certain of the underwriters or affiliates thereof, which we refer to as the option counterparties. The convertible note hedge transactions are expected generally to reduce potential dilution to our common stock and/or offset any cash payments we may be required to make in excess of the principal amount of the converted notes upon any conversion of notes, in each case, in the event that the market price per share of our common stock, as measured under the terms of the convertible note hedge transactions, is greater than the strike price of the convertible note hedge transactions (which initially corresponds to the initial conversion price of the notes and is subject to certain adjustments substantially similar to those contained in the notes). In addition, in order to partially offset the cost of the convertible note hedge transactions, we issued warrants to the option counterparties at a higher strike price than the strike price of the notes. The warrant transactions could separately have a dilutive effect to the extent that the market value per share of our common stock as measured over the applicable valuation period at the maturity of the warrants exceeds the applicable strike price of the warrants. If the underwriters exercise their over-allotment option, we expect to enter into additional convertible note hedge and warrant transactions with the option counterparties.

In connection with establishing their initial hedge of the convertible note hedge and warrant transactions, the option counterparties and/or their respective affiliates expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of our common stock or the notes at that time.

In addition, the option counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the notes, which could affect your ability to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the amount and value of the consideration that you will receive upon conversion of the notes.

For a discussion of the potential impact of any market or other activity by the option counterparties or their respective affiliates in connection with these convertible note hedge and warrant transactions, see “Risk Factors—Risks Related to this Offering and the Notes—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock” and “Underwriting—Convertible Note Hedge and Warrant Transactions.”

Risk factors	An investment in the notes involves significant risks. You should carefully consider the information under the section titled “Risk Factors” and all other information included in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference before investing in the notes.

U.S. federal income tax consequences	For the U.S. federal income tax consequences of the holding, disposition and conversion of the notes, and the holding and disposition of shares of our common stock, see “Material U.S. Federal Income Tax Considerations.”

SELECTED FINANCIAL DATA

The following financial data should be read in conjunction with the information included in our consolidated financial statements and related notes thereto included in our Annual Report on Form 10-K for fiscal year 2017 (our “2017 Annual Report”) and our Quarterly Reports on Form 10-Q for the three months ended June 30, 2017 and September 30, 2017, each filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Twelve Months Ended September 30, 2017	Six Months Ended September 30,		Fiscal Year Ended March 31,
		2017	2016	2017	2016	2015	2014	2013
	(unaudited)	(unaudited)
	(In thousands, except percentages, ratios and LACE data)
Statement of Operations Data:
Gross revenue(1)	$1,399,422	$725,785	$726,865	$1,400,502	$1,715,513	$1,858,669	$1,699,582	$1,508,473
Direct cost(1)	(1,155,138)	(597,904)	(597,063)	(1,154,297)	(1,309,365)	(1,299,557)	(1,186,132)	(1,057,794)
Loss on impairment(2)	(9,898)	(1,192)	(7,572)	(16,278)	(55,104)	(7,167)	(12,669)	—
Consolidated operating income (loss)	(76,131)	(37,506)	(53,117)	(91,742)	(40,845)	145,874	186,977	224,144
Interest expense, net	(62,149)	(34,584)	(22,354)	(49,919)	(34,128)	(29,354)	(43,218)	(41,658)
Extinguishment of debt(3)	—	—	—	—	—	(2,591)	—	(14,932)
Gain on sale of unconsolidated affiliates(4)	—	—	—	—	—	3,921	103,924	—
Other income (expense), net(5)	1,458	913	(3,186)	(2,641)	(4,258)	(6,377)	(2,692)	(877)
Benefit (provision) for income taxes(6)	(56,031)	(15,965)	7,478	(32,588)	2,082	(22,766)	(57,212)	(35,002)

Net income (loss)	$(192,853)	$(87,142)	$(71,179)	$(176,890)	$(77,149)	$88,707	$187,779	$131,675
Noncontrolling interests	6,402	658	610	6,354	4,707	(4,407)	(1,042)	(1,573)

Net income (loss) attributable to Bristow Group	$(186,451)	$(86,484)	$(70,569)	$(170,536)	$(72,442)	$84,300	$186,737	$130,102

Balance Sheet Data:
Total cash and cash equivalents	$97,343	$97,343	$100,668	$96,656	$104,310	$104,146	$204,341	$215,623
Working capital	139,676	139,676	126,662	91,517	202,728	202,845	263,782	435,933
Total assets	3,088,523	3,088,523	3,198,096	3,113,847	3,262,945	3,230,720	3,398,257	2,950,692
Total debt	1,312,106	1,312,106	1,221,546	1,282,019	1,131,972	864,422	841,302	787,269
Stockholders’ investment	1,233,028	1,233,028	1,416,201	1,294,232	1,509,892	1,618,786	1,756,586	1,610,957
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(53,427)	$(35,334)	$28,795	$10,702	$116,026	$253,226	$232,094	$266,764
Net cash provided by (used in) investing activities	(8,375)	17,927	(90,047)	(116,349)	(316,750)	(203,093)	(266,302)	(307,757)
Net cash provided by (used in) financing activities	61,302	10,157	56,371	107,516	191,614	(128,297)	10,167	(13,043)
Other Financial Data:
Adjusted EBITDA(7)	$74,186	$47,581	$44,479	$71,084	$205,523	$309,057	$327,888	$313,543
Capital expenditures	57,561	24,317	101,866	135,110	372,375	601,834	628,613	571,425
Ratio of Adjusted EBITDA to Adjusted Interest(8)	1.2	1.4	1.7	1.3	4.8	7.3	7.5	7.6
Debt as a percentage of book capitalization(9)	55.3%	51.6%	46.3%	49.8%	42.8%	34.8%	32.4%	32.8%
LACE(10)	174	174	166	174	162	166	158	158
LACE rate (in millions)(10)	$6.51	$6.76	$7.28	$6.63	$8.85	$9.33	$9.34	$8.35

(1)

Gross revenue includes reimbursable revenue of $28.1 million and $27.0 million for the six months ended September 30, 2017 and 2016, respectively, and $52.7 million, $86.0 million, $131.7 million, $153.3 million and $164.5 million for fiscal years 2017, 2016, 2015, 2014 and 2013, respectively. Direct cost includes reimbursable expense of $27.6 million and $25.9 million for the six months ended September 30, 2017 and 2016, respectively, and $50.3 million, $81.8 million, $124.6 million, $144.6 million and $157.4 million for fiscal years 2017, 2016, 2015, 2014 and 2013, respectively.

(2)	During the six months ended September 30, 2017 and 2016, we recorded impairment charges of $1.2 million and $7.6 million, respectively, to write-down certain spare parts within inventories to market value. During fiscal years 2017, 2016, 2015 and 2014, we recorded impairment charges of $7.6 million, $5.4 million, $7.2 million and $12.7 million, respectively, to write-down certain spare parts within inventories to market value. During fiscal years 2017 and 2016, we recorded impairment charges of $8.7 million and $49.7 million, respectively, to write-down goodwill and intangibles.
(3)	Extinguishment of debt includes $2.6 million related to premiums paid for the repurchase of a portion of our existing senior notes during fiscal year 2015 and $14.9 million in redemption premium and fees paid for the early retirement of our 7 1/2% Senior Notes due 2017 during fiscal year 2013.
(4)	Gain on sale of unconsolidated affiliates includes $3.9 million related to the sale of Helideck Certification Agency (“HCA”) during fiscal year 2015 and $103.9 million in pre-tax gains related to the sale of FBS Limited, FB Heliservices Limited and FB Leasing Limited (collectively, the “FB Entities”) during fiscal year 2014.
(5)	Includes foreign currency transaction gains (losses) of $0.8 million and $(3.4) million for the six months ended September 30, 2017 and 2016, respectively, and $(2.9) million, $(4.3) million, $(6.5) million, $(3.7) million and $(1.1) million for fiscal years 2017, 2016, 2015, 2014 and 2013, respectively. Includes a gain of $1.1 million on the sale of intellectual property during fiscal year 2014.
(6)	The provision for income taxes includes $36.6 million of tax expense for the sale of the FB Entities in fiscal year 2014.
(7)	Adjusted EBITDA is calculated by taking our net income and adjusting for benefit (provision) for income taxes, interest expense, gain (loss) on disposal of assets, depreciation and amortization and any special items during the reported periods. Management believes that adjusted EBITDA provides relevant and useful information, which is widely used by analysts, investors and competitors in our industry as well as by our management in assessing both consolidated and regional performance. Adjusted EBITDA provides us with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. Adjusted EBITDA should not be considered a measure of discretionary cash available to us for investing in the growth of our business. Adjusted EBITDA is not calculated or presented in accordance with generally accepted accounting principles (“GAAP”) and other companies in our industry may calculate adjusted EBITDA differently than we do. As a result, this financial measure has limitations as an analytical and comparative tool and you should not consider this measure in isolation, or as a substitute for analysis of our results as reported under GAAP. In calculating this financial measure, we make certain adjustments that are based on assumptions and estimates that may prove to be inaccurate. In addition, in evaluating this financial measure, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or special items. The following table reconciles net income to adjusted EBITDA for the periods presented:

	Twelve Months Ended September 30, 2017	Six Months Ended September 30,		Fiscal Year Ended March 31,
		2017	2016	2017	2016	2015	2014	2013
	(in thousands)
Net income (loss)	$(192,853)	$(87,142)	$(71,179)	$(176,890)	$(77,149)	$88,707	$187,779	$131,675
Add:
Provision (benefit) for income taxes	56,031	15,965	(7,478)	32,588	(2,082)	22,766	57,212	35,002
Interest expense	62,991	34,952	22,823	50,862	35,186	30,310	44,938	42,446
(Gains) losses on disposal of assets	10,123	7,827	12,203	14,499	30,693	35,849	722	(8,068)
Depreciation and amortization	117,899	62,437	63,286	118,748	136,812	114,293	95,977	96,284
Special items(i)	19,995	13,542	24,824	31,277	82,063	17,132	(58,740)	16,204

Adjusted EBITDA	$74,186	$47,581	$44,479	$71,084	$205,523	$309,057	$327,888	$313,543

(i)	In fiscal year 2017, special items that impacted our results included organizational restructuring costs, goodwill impairment, impairment of inventories and reversal of contingent consideration related to the acquisition on January 29, 2015 of an 85% interest in Airnorth by our subsidiary Bristow Helicopters Australia Pty Ltd. for $24.0 million. In fiscal year 2016, special items that impacted our results included organizational restructuring costs, impairment of inventories and impairment of goodwill and intangible assets. In fiscal year 2015, special items that impacted our results included a gain on the sale of an unconsolidated affiliate, organizational restructuring costs, CEO succession costs, impairment of inventories, the repurchase of a portion of our existing senior notes (the repurchase premium and fees), accrued maintenance cost reversal, an accounting correction and Nigeria severance costs. In fiscal year 2014, special items that impacted our results included a gain on the sale of an unconsolidated affiliate, the impairment of inventories, restructuring items, Líder taxes, the fire one of our hangars experienced in Nigeria and the CEO succession costs and officer separation. In fiscal year 2013, special items that impacted our results included an additional inventory allowance, the correction of the calculation error related to Líder, severance costs in the Southern North Sea, the reversal of accrued maintenance cost for sale of AS332Ls that ultimately did not execute and the retirement of our 7 1/2% Senior Notes due 2017 (the redemption premium and fees).

(8)	Adjusted interest expense means interest expense adjusted to add capitalized interest and deduct amortization of deferred financing costs. Adjusted interest expense is not a measure of financial performance or liquidity under GAAP, but is used as a component of the conditions to debt incurrence, restricted payments and certain other events under the indenture governing the notes. Accordingly, it should not be considered as a substitute for interest expense or any other operating or liquidity measure prepared in accordance with GAAP. The following table reconciles adjusted interest expense to interest expense for the periods presented:

	Twelve Months Ended September 30, 2017	Six Months Ended September 30,		Fiscal Year Ended March 31,
		2017	2016	2017	2016	2015	2014	2013
	(in thousands)
Interest expense	$62,991	$34,952	$22,823	$50,862	$35,186	$30,310	$44,938	$42,446
Capitalized interest	6,453	1,956	5,672	10,169	10,575	14,559	14,104	6,594
Amortization of deferred financing costs	(6,212)	(2,940)	(2,487)	(5,759)	(2,722)	(2,712)	(15,091)	(7,604)

Adjusted interest expense	$63,232	$33,968	$26,008	$55,272	$43,039	$42,157	$43,951	$41,436

(9)	Book capitalization includes total debt and stockholders’ investment.
(10)	The commercial aircraft in our consolidated fleet are our primary source of revenue. To normalize the consolidated operating revenue of our commercial helicopter fleet for the different revenue productivity and cost, we developed a common weighted factor that combines large, medium and small commercial helicopters into a combined standardized number of revenue producing commercial aircraft assets. We call this measure Large AirCraft Equivalent (“LACE”). Our commercial large, medium and small helicopters, including owned and leased helicopters, are weighted as 100%, 50%, and 25%, respectively, to arrive at a single LACE number, which excludes training aircraft, fixed wing aircraft, unconsolidated affiliate aircraft, aircraft held for sale and aircraft construction in process. We divide our operating revenue from commercial contracts relating to LACE aircraft, which excludes operating revenue from affiliates and reimbursable revenue, by LACE to develop a LACE rate, which is a standardized rate.

RISK FACTORS

You should carefully consider the risks described below in addition to the remainder of this prospectus supplement and the factors discussed in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information provided under the caption Item 1A. “Risk Factors” in our 2017 Annual Report, and subsequent periodic filings with the SEC, before making an investment decision. The risks and uncertainties described below and incorporated by reference into this prospectus supplement are not the only ones related to our business, the notes, our common stock or the offering. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business operations, results of operations, financial condition or prospects. The trading price of the notes and the shares of our common stock, if any, issuable upon conversion of the notes could decline due to the materialization of any of these risks, and you may lose all or part of your investment.

Risks Related to Our Level of Indebtedness

Our level of indebtedness could adversely affect our ability to obtain financing, impair our ability to fulfill our obligations under our indebtedness and limit our ability to adjust to changing market conditions.

We have, and following the completion of this offering, we will have, substantial debt and substantial debt service requirements. As of September 30, 2017, as adjusted to give effect to this offering, we would have had approximately $1.3 billion of outstanding indebtedness including long-term debt. In addition, we had $292.0 million of availability for borrowings under our Revolving Credit Facility as of September 30, 2017, subject to our maintenance of financial covenants and other conditions. Although the agreements governing certain of our credit facilities and the indenture governing our existing senior notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness in the future.

Our level of indebtedness may have important consequences to our business, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	impairing our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;

•	requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which reduces the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes or to repurchase our notes upon a change of control;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including borrowings under our credit facilities;

•	increasing the possibility of an event of default under the financial and other covenants contained in our debt agreements; and

•	limiting our ability to adjust to rapidly changing market conditions, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or our business than our competitors with less debt.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There is no assurance that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on us.

We may still incur substantially more debt or take other actions which would intensify the risks associated with our level of indebtedness.

We and our current or future subsidiaries may incur substantial additional debt in the future, subject to the restrictions contained in our future debt instruments, some of which may be secured debt. We will not be restricted under the terms of the indenture governing the notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture governing the notes that could have the effect of diminishing our ability to make payments on the notes when due.

To service our indebtedness, including the notes, and lease obligations, we will continue to require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments of principal or interest with respect to our indebtedness, including the notes, and lease obligations will depend on our ability to generate cash and on our financial results. Our ability to generate cash depends on the demand for our services, which is subject to levels of activity in offshore oil and gas exploration, development and production, general economic conditions, the ability of our affiliates to generate and distribute cash flows, and financial, competitive, regulatory and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our operations will generate sufficient cash flow or that future borrowings will be available to us under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes, or lease obligations or to fund our other liquidity needs.

Covenants in our debt agreements may restrict the manner in which we can operate our business.

Certain of our credit facilities and the indenture governing our existing senior notes limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	borrow money or issue guarantees;

•	pay dividends, redeem capital stock or make other restricted payments;

•	incur liens to secure indebtedness;

•	make certain investments;

•	sell certain assets;

•	enter into transactions with our affiliates; and

•	merge with another person or sell substantially all of our assets.

If we fail to comply with these and other covenants, we would be in default under our credit facilities and the indenture governing our existing senior notes, and the principal and accrued interest on our outstanding indebtedness may become due and payable. See “Description of Indebtedness.” In addition, our credit facilities contain, and our future indebtedness agreements may contain, additional affirmative and negative covenants. As a result, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us.

Certain of our credit facilities also require us, and our future credit facilities may require us, to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests in the future. The breach of any of these covenants could result in a default under our credit facilities. Upon the occurrence of an event of default under our existing or future credit facilities, the lenders could elect to declare all amounts outstanding under such credit facilities, including accrued interest or other obligations, to be immediately due and payable. There can be no assurance that our assets would be sufficient to repay all of our indebtedness in full.

The agreements governing certain of our indebtedness, including our credit facilities and the indenture governing our existing senior notes, contain cross-default provisions. Under these provisions, a default under one agreement governing our indebtedness may constitute a default under our other agreements of indebtedness.

Risks Related to this Offering and the Notes

We are dependent on our subsidiaries and our unconsolidated affiliates for our cash flow.

We are a holding company with no material assets other than cash, our equity interests in our subsidiaries, our interests in our unconsolidated affiliates and our indebtedness from those subsidiaries and affiliates. Our subsidiaries and our unconsolidated affiliates conduct substantially all of our operations and directly own substantially all of our assets. Therefore, our operating cash flow and ability to meet our debt obligations, including the notes, will depend on the cash flow provided by our subsidiaries and our unconsolidated affiliates in the form of loans, dividends, aircraft leases, maintenance charges, reimbursable expenses or other payments to us as a shareholder, equity holder, service provider or lender. The ability of our subsidiaries and our unconsolidated affiliates to make such payments to us will depend on their earnings, tax considerations, legal restrictions and restrictions under their indebtedness. Our non-guarantor subsidiaries are not obligated to make funds available for payment of the notes.

The notes will be structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the notes.

We derive substantially all of our revenue from our consolidated subsidiaries and our unconsolidated affiliates. While certain of our U.S. subsidiaries will guarantee the notes, our non-U.S. subsidiaries, many of which are significant, will not guarantee the notes. You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes. Accordingly, all obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. As of September 30, 2017, our non-guarantor subsidiaries had approximately $639.3 million of total liabilities (including certain indebtedness under our credit facilities and trade payables but excluding intercompany liabilities and guarantees). Revenue related to our non-guarantor subsidiaries constituted 87.2% of our gross revenue during the six months ended September 30, 2017 (excluding intercompany revenue), and our non-guarantor subsidiaries held approximately 61.6% of our consolidated assets as of September 30, 2017.

Similar to our non-guarantor subsidiaries, you will not have any claim as a creditor against our unconsolidated affiliates. We own between 20% and 51% of the equity of our unconsolidated affiliates so that, in addition to the claims of creditors of those entities, the equity interests of our partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These unconsolidated affiliates and subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements, and as a result, we may not be able to access their cash flow to service our debt obligations, including the notes.

The notes and the subsidiary guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ secured indebtedness.

Holders of our secured debt will have claims that are effectively senior to your claims as holders of the notes to the extent of the value of the assets securing the secured debt. The notes will be effectively subordinated to all secured debt of us and our subsidiaries that guarantee the notes. If we become insolvent or are liquidated, or if payment under any secured debt is accelerated, the lender thereunder would be entitled to exercise the remedies available to a secured lender. Accordingly, the lender will have priority over any claim for payment under the notes or the guarantees to the extent of the assets that constitute their collateral. If this were to occur, it is possible that there would be no assets remaining from which claims of the holders of the notes could be satisfied. Further, if any assets did remain after payment of these lenders, the remaining assets might be insufficient to satisfy the claims of the holders of the notes and holders of other unsecured debt that is deemed the same class as the notes, and potentially all other general creditors who would participate ratably with holders of the notes.

A court could subordinate or void the obligations under our subsidiaries’ guarantees.

Under the U.S. federal bankruptcy laws and comparable provisions of state fraudulent conveyance laws, a court could void obligations under the subsidiary guarantees, subordinate those obligations to other obligations of our subsidiary guarantors or require you to repay any payments made pursuant to the subsidiary guarantees, if:

(1) fair consideration or reasonably equivalent value was not received in exchange for the obligation; and

(2) at the time the obligation was incurred, the obligor:

•	was insolvent or rendered insolvent by reason of the obligation;

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay them as the debts matured.

The measure of insolvency for these purposes will depend upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent if:

•	the sum of its debts, including contingent liabilities, is greater than the saleable value of all of its assets at a fair valuation;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured; or

•	it could not pay its debts as they become due.

Moreover, regardless of solvency, a court might void the guarantees, or subordinate the guarantees, if it determined that the transaction was made with intent to hinder, delay or defraud creditors.

Each subsidiary guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision, however, may not be effective to protect the subsidiary guarantees from attack under fraudulent transfer law.

The indenture requires that certain subsidiaries must guarantee the notes in the future. These considerations will also apply to these guarantees.

The notes currently have no established trading or other public market.

Prior to this offering, there has been no trading market for the notes. We do not intend to apply for a listing of the notes on any national securities exchange or any automated dealer quotation system. The underwriters have advised us that they currently intend to make a market in the notes after the offering is completed. However, they are not obligated to do so and may discontinue market making with respect to the notes without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, there can be no assurance that an active trading market will develop for the notes.

Recent and future regulatory actions and other events may adversely affect the trading price and liquidity of the notes.

We expect that many investors in, and potential purchasers of, the notes will employ, or seek to employ, a convertible arbitrage strategy with respect to the notes. Investors that employ a convertible arbitrage strategy with respect to convertible debt instruments typically implement that strategy by selling short the common stock underlying the convertible notes and dynamically adjusting their short position while they hold the notes. As a result, any specific rules regulating short selling of securities or other governmental action that interferes with the ability of market participants to effect short sales in our common stock could adversely affect the ability of investors in, or potential purchasers of, the notes to conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the notes. This could, in turn, adversely affect the trading price and liquidity of the notes.

The SEC and other regulatory and self-regulatory authorities have implemented various rule changes and are expected to adopt additional rule changes in the future, and may take other actions, that may impact those engaging in short selling activity involving equity securities (including our common stock). Such rules and actions include Rule 201 of SEC Regulation SHO, the Financial Industry Regulatory Authority, Inc.’s “Limit Up-Limit Down” program, market-wide circuit breaker systems that halt trading of stock for certain periods following specific market declines, and rules stemming from the enactment and implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Past regulatory actions, including emergency actions or regulations, have had a significant impact on the trading prices and liquidity of equity-linked instruments. Any governmental action that similarly restricts the ability of investors in, or potential purchasers of, the notes to effect short sales of our common stock could similarly adversely affect the trading price and the liquidity of the notes.

Conversion of the notes or future sales or issuances of common stock may dilute the ownership interest of existing stockholders, including holders who have previously converted their notes. Such dilution may adversely affect the trading price of our common stock and the notes and the conversion rate of the notes may not be adjusted for all dilutive events.

We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to acquire assets or companies, to adjust our ratio of debt to equity, or in connection with our incentive and stock option plans. Any issuance of equity securities after this offering, including the issuance of shares, if any, upon conversion of the notes, could dilute the interests of our existing stockholders, including holders who have previously received shares upon conversion of their notes or exercise of the warrants, and could substantially affect the trading price of our common stock and the notes. In addition, the anticipated conversion of the notes into shares of our common stock could depress the price of our common stock.

The price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the notes.

We may not be able to pay interest on the notes or settle conversions of the notes in cash or to repurchase the notes upon a fundamental change, and our future debt, if any, may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.

Holders of notes have the right to require us to repurchase all or a portion of their notes for cash upon the occurrence of a fundamental change. In addition, upon conversion of the notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the notes being converted. However, we may not have enough available cash or be able to obtain financing on favorable terms, if at all, at the time we are required to make repurchases of notes surrendered therefor or pay cash with respect to the notes being converted. See “Description of the Notes—Interest,” “Description of the Notes—Conversion Rights—Settlement upon Conversion” and “Description of the Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes.”

In addition, our ability to make the required repurchase upon a fundamental change may be limited by law or the terms of other debt agreements or securities. Our failure to pay interest on the notes or to make the required cash repurchase or cash payment, as the case may be, would constitute an event of default under the indenture governing the notes which, in turn, could constitute an event of default under other debt agreements or securities, thereby resulting in their acceleration and required prepayment and thereby further restricting our ability to make such interest payments and repurchases. Any inability on our part to pay for your notes that are tendered for repurchase or conversion could result in your receiving substantially less than the principal amount of the notes.

Your right to convert the notes is conditional, which could impair the value of the notes.

The notes are convertible only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash and shares into which the notes would otherwise be convertible.

The accounting method for convertible debt securities that may be settled in cash, such as the notes, could have a material effect on our reported financial results.

Under Accounting Standards Codification (“ASC”) 470-20, Debt with Conversion and Other Options, which we refer to as ASC 470-20, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of ASC 470-20 on the accounting for the notes is that the equity component is required to be included in the additional paid-in capital section of stockholders’ equity on our consolidated balance sheet, and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the notes. As a result, we will be required to record a greater amount of non-cash interest expense in current periods presented as a result of the amortization of the discounted carrying value of the notes to their face amount over the term of the notes. We will report lower net income in our financial results because ASC 470-20 will require interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest, which could adversely affect our reported or future financial results, the trading price of our common stock and the trading price of the notes.

We may account for the notes utilizing the treasury stock method. The effect of this method is that the shares issuable upon conversion of convertible securities are not included in the calculation of diluted earnings per share except to the extent that the conversion value of such securities exceeds their principal amount. Under the treasury stock method, for diluted earnings per share purposes, the notes would be accounted for as if the number of shares of common stock that would be necessary to settle such excess, if we elected to settle such excess in shares, are issued.

However, we cannot be sure that the accounting standards in the future will continue to permit the use of the treasury stock method. If we are unable to use the treasury stock method in accounting for the shares issuable upon conversion of the notes, for whatever reason, then we would have to apply the if-converted method, the effect of which is that conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be antidilutive. Under the if-converted method, for diluted earnings per share purposes, convertible debt is antidilutive whenever its interest, net of tax and nondiscretionary adjustments, per common share obtainable on conversion exceeds basic earnings per share. Dilutive securities that are issued during a period and dilutive convertible securities for which conversion options lapse, or for which related debt is extinguished during a period, will be included in the denominator of diluted earnings per share for the period that they were outstanding. Likewise, dilutive convertible securities converted during a period will be included in the denominator for the period prior to actual conversion. Moreover, interest charges applicable to the convertible debt will be added back to the numerator.

The market price of the notes could be significantly affected by the market price of our common stock and other factors.

We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. The market price of our common stock will likely continue to fluctuate in response to the factors discussed elsewhere in “Risk Factors” and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, among others, many of which are beyond our control.

Settlement of all conversions may be delayed, and as a result, you may receive less consideration than expected for your notes.

Upon conversion of the notes, settlement may be delayed until after the 44th trading day following the relevant conversion date. See “Description of the Notes—Conversion Rights—Settlement upon Conversion.” As a result, upon conversion of the notes, the value of the common stock you receive may be less than expected, or you may not receive any common stock, because the value of our common stock may decline (or not appreciate as much as you may expect) between the day that you exercise your conversion right and the day our conversion obligation in respect of your notes is finally determined.

In the event of a default, we may have insufficient funds to make any payments due on the notes.

A default under the indenture pursuant to which the notes are issued could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. In addition, the indenture does not contain covenants or other provisions to afford protection to holders of the notes in the event of a change of control involving us except to the extent described under “Description of the Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes” and “Description of the Notes—Conversion Rights—Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change.”

The conversion rate for the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted, however, for other events, such as a third party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or our common stock. In addition, an event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to purchase the notes.

Upon the occurrence of a fundamental change, you have the right to require us to purchase your notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us may not constitute a fundamental change requiring us to purchase the notes. In the event of any such transaction, the holders would not have the right to require us to purchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of the notes.

The adjustment to the conversion rate for notes converted in connection with certain corporate transactions may not adequately compensate you for any lost value of your notes as a result of such transaction.

Under certain circumstances, if a “make-whole fundamental change” as described under “Description of the Notes—Conversion Rights—Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change” occurs, we will increase the conversion rate for the notes converted in connection with such specified corporate transaction. The adjustment to the conversion rate for the notes converted in connection with such corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price paid per share for our common stock in, or the average price of our common stock over a five trading-day period immediately preceding the effective date of, such corporate transaction is greater than $60.00 per share, or less than $12.51 per share, no adjustment will be made to the conversion rate. In no event will the conversion rate after an adjustment in connection with a make-whole fundamental change exceed 79.9360 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments.”

Our obligation to increase the conversion rate in connection with any such specified corporate transaction could be considered a penalty, in which case the enforceability thereof would be subject to general principles of law and equity.

Holding the notes does not entitle you to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

As a holder of the notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have rights with respect to our common stock only if you convert your notes, which you are permitted to do only in the limited circumstances described in this prospectus supplement. For example, in the event that an amendment is proposed to our restated certificate of incorporation or amended and restated bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to your conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or rights of our common stock.

We limit foreign ownership of our company, which could reduce the price of our notes and our common stock and cause owners of our common stock who are not U.S. persons to lose their voting rights.

Our restated certificate of incorporation provides that persons or entities that are not “citizens of the United States” (as defined in the Federal Aviation Act of 1958, as amended (the “Federal Aviation Act”)) shall not collectively own or control more than 25% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the United States nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by certain stockholders who are not citizens of the United States shall automatically be suspended. These voting rights will be suspended in reverse chronological order by date of registry until the number of voting shares held by persons that are not citizens of the United States is less than or equal to the Permitted Foreign Ownership Percentage. Our restated certificate of incorporation further authorizes us to redeem any such suspended shares to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act. Shares held by persons who are not citizens of the United States may lose their associated voting rights and be redeemed as a result of these provisions. These restrictions may also have an adverse impact on the liquidity or market value of our notes and our common stock because holders may be unable to transfer our notes and our common stock to persons who are not citizens of the United States.

Provisions of the notes could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase for cash any or all of their notes at a price equal to 100% of the principal amount plus any accrued and unpaid interest. See “Description of the Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes.” We also may be required to issue additional shares of our common stock upon conversion of outstanding notes in the event of certain corporate transactions. See “Description of the Notes—Conversion Rights—Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change.”

You may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the notes even though you do not receive a corresponding cash distribution.

The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” and “Description of the Notes—Conversion Rights—Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change.” If the conversion rate is adjusted as a result of a distribution that is taxable to holders of our common stock, such as a cash dividend, you may be required to include an amount in income as a deemed distribution for U.S. federal income tax purposes, notwithstanding the fact that you do not actually receive a distribution. If you are a “non-U.S. holder” (as defined in “Material U.S. Federal Income Tax Considerations”), any such deemed distribution would, to the extent it is treated as a dividend for U.S. federal income tax purposes, be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be prescribed by an applicable tax treaty. Any such withholding tax on a deemed dividend may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to the non-U.S. holder. See “Material U.S. Federal Income Tax Considerations.”

The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.

In connection with the pricing of the notes, we entered into convertible note hedge transactions with the option counterparties. The convertible note hedge transactions are expected generally to reduce the potential dilution upon any conversion of the notes and/or offset any cash payments we may be required to make in excess of the principal amount of any converted notes. We also entered into warrant transactions with the option counterparties. The warrant transactions could separately have a dilutive effect to the extent that the market price per share of our common stock as measured over the applicable valuation period at the maturity of the warrants exceeds the strike price of the warrants. If the underwriters exercise their over-allotment option, we expect to enter into additional convertible note hedge and warrant transactions with the option counterparties.

In connection with establishing their initial hedge of the convertible note hedge and warrant transactions, the option counterparties and/or their respective affiliates expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of our common stock or the notes at that time.

In addition, the option counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the notes, which could affect your ability to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the amount and value of the consideration that you will receive upon conversion of the notes.

In addition, if the convertible note hedge and warrant transactions fail to become effective, whether or not this offering of notes is completed, the option counterparties and/or their respective affiliates may unwind their hedge positions with respect to our common stock, which could adversely affect the value of our common stock and, if the notes have been issued, the value of the notes.

The convertible note hedge and warrant transactions are separate transactions (in each case entered into between us and the option counterparties), are not part of the terms of the notes and will not affect the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the convertible note hedge transactions or the warrant transactions.

Risks Related to Our Common Stock

The market price of our common stock may be volatile, which may adversely affect the price at which you could sell the common stock you receive upon conversion of the notes, if any, and could adversely impact the trading price of the notes.

The market price of our common stock may be volatile and could fluctuate substantially in response to numerous factors, including many over which we have no control. These risks include those described or referred to in this “Risk Factors” section and in the other documents incorporated by reference herein as well as, among other things:

•	our operating and financial performance and prospects;

•	investor perceptions of us and the industry and markets in which we operate;

•	our access to financial and capital markets to issue debt or enter into new credit facilities;

•	future sales of equity or equity-related securities;

•	sales of our common stock by our executive officers, directors and significant stockholders or sales of substantial amounts of our common stock;

•	changes in earnings estimates or buy/sell recommendations by analysts; and

•	general financial, domestic, economic and other market conditions.

Any of these factors could result in the volatility of the market price of our common stock, which may affect the price at which you could sell the common stock you receive upon conversion of the notes, if any, and could adversely affect the trading price of the notes.

We may issue preferred stock with rights senior to our common stock or with terms that could dilute the voting power or reduce the value of our common stock.

Our restated certificate of incorporation authorizes the issuance of shares of preferred stock without stockholder approval. The shares may have dividend, voting, liquidation and other rights and preferences that are senior to the rights of our common stock. In addition, such shares of preferred stock may be convertible into shares of our common stock. Conversion of shares of our preferred stock into shares of our common stock may dilute the voting power or reduce the value of our common stock, which may adversely affect the value of your notes. The rights and preferences of any class or series of preferred stock issued by us would be established by our board of directors in its sole discretion.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our restated certificate of incorporation, our amended and restated bylaws and Delaware corporate law contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions will apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. Please read “Description of Capital Stock” included on page 5 of the accompanying prospectus for a description of these provisions.

We have elected to suspend the payment of dividends on our common stock and, consequently, our stockholders’ only opportunity to achieve a return on their investment is if the price of our stock appreciates.

In August 2017, we suspended our quarterly dividend as part of a broader plan of reducing costs and improving liquidity. The declaration of future dividends is at the discretion of our board of directors and subject to our results of operations, financial condition, cash requirements and other factors and restrictions under applicable law, and our debt agreements. Therefore, if you receive common stock upon conversion of the notes, there can be no assurance that we will pay a dividend in the future. Consequently, our stockholders’ ability to achieve a return on their investment will depend on any future appreciation in the market price of our common stock. There is no guarantee that the value of our common stock will appreciate.

Risks Related to Our Business

Changes in effective tax rates, taxation of our foreign subsidiaries or adverse outcomes resulting from examination of our tax returns could adversely affect our business, financial condition and results of operations.

Our future effective tax rates could be adversely affected by changes in tax laws, both domestically and internationally, or the interpretation or application thereof. From time to time, the U.S. Congress and foreign, state and local governments consider legislation that could increase our effective tax rate or the effective tax rates of our consolidated affiliates. We cannot determine whether, or in what form, legislation will ultimately be enacted or what the impact of any such legislation could have on our profitability. If these or other changes to tax laws are enacted, our profitability could be negatively impacted.

Our future effective tax rates could also be adversely affected by changes in the valuation of our deferred tax assets and liabilities, changes in the mix of earnings in countries with differing statutory tax rates, the ultimate repatriation of earnings from foreign subsidiaries to the U.S. or changes in tax treaties, regulations, accounting principles or interpretations thereof in one or more countries in which we operate. Each of the U.S. Senate and the U.S. House of Representatives has recently passed a separate tax reform bill that, if enacted into law, would significantly change the U.S. taxation of corporations. In addition to a reduction to the U.S. corporate tax rate, the changes in the tax reform bills include, but are not limited to, limitations on certain deductions, including interest and net operating losses, and certain changes to the international tax system, including the taxation of the accumulated foreign earnings of U.S. multinational corporations. Tax reform legislation, if enacted, could have a material adverse impact on our business. We cannot predict which, if any, of these proposals will be enacted into law or the resulting impact any such enactment will have on our financial results. However, if new legislation were enacted, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are subject to the potential examination of our income tax returns by the Internal Revenue Service (“IRS”) and other tax authorities where we file tax returns. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that such examinations will not have a material adverse effect on our business, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21 E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements about our future business, strategy, operations, capabilities and results; financial projections; plans and objectives of our management; expected actions by us and by third parties, including our clients, competitors, vendors and regulators; and other matters. Some of the forward-looking statements can be identified by the use of words such as “believes,” “belief,” “expects,” “plans,” “anticipates,” “intends,” “projects,” “estimates,” “may,” “might,” “would,” “could” or other similar words; however, all statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, other than statements of historical fact or historical financial results, are forward-looking statements.

Our forward-looking statements reflect our views and assumptions on the date we are filing this prospectus supplement regarding future events and operating performance. We believe that they are reasonable, but they involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control, that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Accordingly, you should not put undue reliance on any forward-looking statements. Factors that could cause our forward-looking statements to be incorrect and actual events or our actual results to differ from those that are anticipated include all of the following:

•	fluctuations in levels of oil and natural gas exploration, development and production activities;

•	fluctuations in the demand for our services;

•	the possibility that the major oil companies do not continue to expand internationally and offshore;

•	the possibility that we may be unable to obtain financing or draw on our credit facilities on terms that are favorable to us;

•	the possibility that we may lack sufficient liquidity or access to additional financing sources to continue to finance contractual commitments;

•	the possibility that we may be unable to dispose of older aircraft through sales into the aftermarket;

•	the possibility that we may be unable to re-deploy our aircraft to regions with greater demand;

•	general economic conditions, including the capital and credit markets;

•	fluctuations in worldwide prices of and demand for oil and natural gas;

•	the possibility that segments of our fleet may be grounded for extended periods of time or indefinitely;

•	the possibility that we may impair our long-lived assets, including goodwill, property and equipment and investments in unconsolidated affiliates;

•	the possibility of significant changes in foreign exchange rates and controls, including as a result of the exit of the U.K. from the European Union;

•	the possibility that we may be unable to maintain compliance with debt covenants;

•	the possibility that we may be unable to obtain recoveries from original equipment manufacturers, defer payment on certain aircraft into future fiscal years or take delivery of certain aircraft later than initially scheduled;

•	the existence of competitors;

•	the existence of operating risks inherent in our business, including the possibility of declining safety performance;

•	the possibility of political instability, wars or acts of terrorism in any of the countries where we operate;

•	the possibility of changes in tax and other laws and regulations;

•	the possibility that reductions in spending on aviation services by governmental agencies could lead to modifications of SAR contract terms or delays in receiving payments;

•	the possibility that we or our suppliers may be unable to deliver new aircraft on time or on budget;

•	the possibility that we may be unable to acquire additional aircraft due to limited availability or unable to exercise aircraft purchase options;

•	the possibility that clients may reject our aircraft due to late delivery or unacceptable aircraft design or operability; and

•	the possibility that we do not achieve the anticipated benefits from the addition of new-technology aircraft to our fleet.

The above description of risks and uncertainties is by no means all-inclusive, but is designed to highlight what we believe are important factors to consider. For a more detailed description of risk factors, please see the information under the section titled “Risk Factors” and all other information included in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference, including the information provided under the caption Item 1A. “Risk Factors” in our 2017 Annual Report.

All forward-looking statements in this prospectus supplement and the accompanying prospectus are qualified by these cautionary statements and are only made as of the date of this prospectus supplement. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $121.4 million (or approximately $139.8 million if the underwriters exercise their over-allotment option).

We expect to use approximately $89.6 million of the net proceeds from this offering to repay a portion of the indebtedness outstanding under our Term Loan and approximately $8.8 million of the net proceeds from this offering to pay the cost of the convertible note hedge transactions described herein (after such cost is partially offset by the proceeds to us of the warrant transactions), with the remainder of the net proceeds from this offering to be used for general corporate purposes. If the underwriters exercise their over-allotment option, we expect to sell additional warrants and use a portion of the net proceeds from the sale of the additional notes to enter into additional convertible note hedge transactions with the option counterparties, as well as use a portion of the net proceeds from the sale of such additional warrants and additional notes to make additional repayments of the indebtedness outstanding under our Term Loan and for general corporate purposes.

As of September 30, 2017, the outstanding balance of borrowings under the Term Loan was $150.8 million. Borrowings under the Term Loan bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR (or EURIBO, in the case of Euro-denominated borrowings) plus the applicable margin. The interest rate was 4.74% as of September 30, 2017. The Term Loan matures in April 2019. Proceeds from the Term Loan were used primarily to redeem our previously outstanding 6 1/8% Senior Notes due 2013 during fiscal year 2011 and to pay off other borrowings at higher interest rates and for general corporate purposes.

Affiliates of certain of the underwriters are lenders under our Term Loan and, as a result, may receive a portion of the net proceeds from this offering in connection with the use of proceeds described above. See “Underwriting—Certain Relationships.”

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of September 30, 2017 on a historical basis and as adjusted to give effect to this offering, together with the application of the estimated net proceeds from this offering, after deducting underwriters’ discounts and estimated offering fees and expenses payable by us (assuming no exercise of the underwriters’ over-allotment option), but excluding our payment of premiums to enter into the convertible note hedge transactions and excluding our receipt of premiums to enter into the warrant transactions. You should read this table in conjunction with the information set forth under “Use of Proceeds” and “Description of Indebtedness” in this prospectus supplement.

	As of September 30, 2017
	Actual	As Adjusted(1)
	(In thousands)
Cash and cash equivalents	$97,343	$129,143

Debt, including current portion:
Term Loan(1)	$150,835	$61,197
Revolving Credit Facility(2)	89,100	89,100
Term Loan Credit Facility(3)	28,929	28,929
6 1/4% Senior Notes due 2022	401,535	401,535
Notes offered hereby(4)	—	89,235
Lombard debt	207,153	207,153
Macquaire debt	192,028	192,028
PK Air debt	230,000	230,000
Airnorth debt	15,193	15,193
Eastern Airways debt	14,597	14,597
Unamortized debt issuance costs(5)	(17,264)	(20,826)

Total debt	$1,312,106	$1,308,141

Stockholders’ investment:
Common stock, $.01 par value, authorized 90,000,000 shares: outstanding: 35,361,536 (exclusive of 1,291,441 treasury shares)	381	381
Additional paid-in capital(4)(6)	815,990	851,755
Retained earnings	902,957	902,957
Accumulated other comprehensive loss	(307,279)	(307,279)
Treasury shares, at cost (2,756,419 shares)	(184,796)	(184,796)
Noncontrolling interests	5,775	5,775

Total stockholders’ investment	1,233,028	1,268,793

Total capitalization	$2,545,134	$2,576,934

(1)	Includes $89.6 million repayment with proceeds received from this offering.
(2)	Subsequent to September 30, 2017, we repaid approximately $89.1 million of outstanding borrowings under the Revolving Credit Facility. As of December 8, 2017, only approximately $12.4 million in letters of credit was outstanding under the Revolving Credit Facility.
(3)	In October 2017, we paid off the remaining $28.9 million of the Term Loan Credit Facility and terminated the facility.
(4)	Includes estimated bifurcation of this offering between debt and equity as required by ASC 420 but does not include any potential tax impact.
(5)	Includes $3.6 million in underwriting discounts and estimated costs for this offering.
(6)	We expect to use a portion of the net proceeds from this offering to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to us from the sale of the warrant transactions), as described under “Use of Proceeds.” The amounts shown in the table above do not reflect the impact of the convertible note hedge and warrant transactions. See “Description of Convertible Note Hedge and Warrant Transactions.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

	Historical						Pro Forma
	Six Months Ended September 30, 2017	Fiscal Year Ended March 31,					Six Months Ended September 30, 2017	Fiscal Year Ended March 31, 2017
		2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges	*	*	*	2.1x	3.5x	3.1x	*	*

*	Earnings for fiscal years 2016 and 2017 and the six months ended September 30, 2017 were inadequate to cover fixed charges by $84.6 million, $156.2 million and $72.7 million, respectively. Earnings for fiscal year 2017 and the six months ended September 30, 2017 on a pro forma basis were inadequate to cover fixed charges by $161.5 million and $76.1 million, respectively.

For purposes of this table, “earnings” are defined as income from continuing operations before provision for income taxes and minority interest, undistributed earnings of unconsolidated equity affiliates, amortization of capitalized interest and fixed charges, less capitalized interest. “Fixed charges” consist of interest (whether expensed or capitalized), amortization of debt issuance costs and the estimated interest portion of rental expense deemed to be representative of interest.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the NYSE under the symbol “BRS.” Prior to becoming listed on the NYSE in 2003, our common stock had been quoted on the NASDAQ National Market system since 1984.

The following table shows the high and low sales prices per share of our common stock during each quarter of our last two fiscal years, the first and second quarters of fiscal year 2018 and the third quarter of fiscal year 2018 through December 13, 2017.

	Price
	High	Low
Fiscal Year Ended March 31, 2016
First Quarter	$64.64	$52.22
Second Quarter	$53.63	$25.71
Third Quarter	$37.19	$21.93
Fourth Quarter	$26.71	$11.02
Fiscal Year Ended March 31, 2017
First Quarter	$23.62	$10.80
Second Quarter	$14.38	$9.17
Third Quarter	$21.88	$9.46
Fourth Quarter	$21.78	$12.55
Fiscal Year Ended March 31, 2018
First Quarter	$15.24	$6.21
Second Quarter	$10.67	$6.36
Third Quarter (through December 13, 2017)	$15.64	$8.22

On December 13, 2017, the last reported sale price of our common stock on the NYSE was $12.51 per share. As of December 13, 2017, there were 353 holders of record of our common stock.

We paid quarterly dividends of $0.07 per share during the first quarter of fiscal year 2018, each quarter of fiscal year 2017 and the fourth quarter of fiscal year 2016 and $0.34 per share during the first, second and third quarters of fiscal year 2016. During fiscal years 2017 and 2016, we paid dividends totaling $9.8 million and $38.1 million, respectively, to our stockholders. In August 2017, we suspended our quarterly dividend as part of a broader plan of reducing costs and improving liquidity. The declaration of future dividends is at the discretion of our board of directors and subject to our results of operations, financial condition, cash requirements and other factors and restrictions under applicable law, and our debt agreements. There can be no assurance that we will pay a dividend in the future.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of certain of our other indebtedness. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions in the documents governing such indebtedness, some of which are filed as exhibits to our reports filed with the SEC. See “Where You Can Find More Information.”

Revolving Credit Facility and Term Loan

On November 22, 2010, we entered into our amended and restated revolving credit and term loan agreement (as amended, the “Amended and Restated Credit Agreement”). As of September 30, 2017, our Amended and Restated Credit Agreement included a $400 million revolving credit facility with a subfacility of $50 million for letters of credit (the “Revolving Credit Facility”) and a five-year, $350 million term loan (the “Term Loan”). As of September 30, 2017, we had $89.1 million in borrowings outstanding and $18.9 million in letters of credit outstanding under the Revolving Credit Facility and $150.8 million outstanding under the term loan excluding $0.1 million of unamortized discount. The available borrowing capacity under our Revolving Credit Facility was $292.0 million as of September 30, 2017. The Revolving Credit Facility and the Term Loan mature in April 2019.

As of September 30, 2017, borrowings under the Amended and Restated Credit Agreement bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR (or EURIBO, in the case of Euro-denominated borrowings) plus the applicable margin. “Base Rate” means the higher of (1) the prime rate and (2) the Federal Funds rate plus 0.50% per annum. The applicable margin for borrowings ranges from 0.50% to 3.50%, depending on whether the Base Rate or LIBOR was used and based on our leverage ratio pricing grid. In addition, we are required to pay fees on the daily unused amount of the Revolving Credit Facility in an amount per annum equal to an applicable percentage, which ranges from 0.25% to 0.625% and based on our leverage ratio pricing grid. Fees owed on the letters of credit issued under the Revolving Credit Facility are equal to the applicable margin for LIBOR borrowings. The interest rate was 4.74% and 3.28% as of September 30, 2017 and 2016, respectively. Borrowings under the Term Loan are payable in quarterly installments and commenced on December 31, 2011, with $89.7 million due in April 2019.

Under the Amended and Restated Credit Agreement, we are subject to a maximum senior secured leverage ratio, defined as the ratio of the sum of senior secured debt and the present value of obligations under operating leases to consolidated EBITDA for the most recent four consecutive fiscal quarters, which ratio may not be not greater than 4.25:1.00 for each fiscal quarter ending during the period from March 31, 2016 through September 30, 2017 and 4.00:1.00 for each fiscal quarter ending thereafter. In addition, we are subject to a minimum current ratio, defined as the ratio of the sum of consolidated current assets minus the book value of aircraft held for sale plus the unused amount of aggregate revolving commitments less $25 million to consolidated current liabilities, which may not be not less than 1.00:1.00 as of the last day of each fiscal quarter. We were in compliance with the financial covenants of the Amended and Restated Credit Agreement as of September 30, 2017.

Obligations under the Amended and Restated Credit Agreement are guaranteed by certain of the Company’s U.S. subsidiaries (the “Guarantor Subsidiaries”) and secured by the U.S. cash and cash equivalents, accounts receivable, inventories, non-aircraft equipment, prepaid expenses and other current assets, intangible assets and intercompany promissory notes held by Bristow Group Inc. and the Guarantor Subsidiaries, and 100% and 65% of the capital stock of certain of our principal domestic and foreign subsidiaries, respectively, as well as the aircraft pledged in connection with the eighth amendment to the Amended and Restated Credit Agreement, dated May 23, 2016 (and certain replacements and substitutions therefor that have occurred since the eighth amendment). In addition, the Amended and Restated Credit Agreement includes customary covenants, including certain financial covenants and restrictions on our ability to enter into certain transactions, including those that could result in the incurrence of additional indebtedness and liens, the making of loans, guarantees or investments, sale of assets, payments of dividends or repurchases of our capital stock and entering into transactions with affiliates.

Term Loan Credit Facility

On November 5, 2015, we entered into the Term Loan Credit Facility, as discussed above. Proceeds from the Term Loan Credit Facility were initially used to repay loans outstanding under our $400 million Revolving Credit Facility. The Term Loan Credit Facility was guaranteed by our Guarantor Subsidiaries and secured on a pari passu secured basis with the liens granted in favor of the lenders under the Amended and Restated Credit Agreement, which respective liens were governed by an intercreditor agreement.

During the six months ended September 30, 2017, we paid $17.0 million under our Term Loan Credit Facility. In October 2017, we paid off the remaining $28.9 million of the Term Loan Credit Facility and terminated the facility, and the liens securing such facility were released.

6 1/4% Senior Notes due 2022

On October 12, 2012, we completed an offering of $450 million of the existing senior notes. The existing senior notes are our unsecured senior obligations and are jointly and severally guaranteed on a senior unsecured basis by the Guarantor Subsidiaries. The indenture for our existing senior notes includes restrictive covenants which limit, among other things, our ability to incur additional debt, issue disqualified stock, pay dividends, repurchase stock, invest in other entities, sell assets, incur additional liens or security, merge or consolidate the company and enter into transactions with affiliates. Interest on the existing senior notes is payable on April 15 and October 15 of each year and the existing senior notes mature on October 15, 2022. We may redeem any of the existing senior notes at any time on or after October 15, 2017, in whole or part, in cash, at certain redemption prices plus accrued and unpaid interest, if any, to the date of redemption. We incurred financing fees of $7.4 million, that are included as deferred financing fees in other assets in the consolidated balance sheets which we will amortize as interest expense in the consolidated statements of operations over the life of the existing senior notes.

In fiscal year 2015, we repurchased $48.5 million principal amount of the existing senior notes in the open market at 103.75% to 107.75%, plus accrued interest, for a total of $52.0 million. In connection with these repurchases, we incurred $2.6 million in premium and fees which are included in extinguishment of debt on our consolidated statements of income, and wrote-off $0.7 million of unamortized deferred financing fees, which is included in interest expense, net on our consolidated statements of operations.

Lombard Debt

On November 11, 2016, our subsidiaries Bristow U.S. Leasing LLC (“BULL”) and Bristow Aircraft Leasing Limited (“BALL”) entered into two seven-year British pound sterling denominated secured equipment term loans for an aggregate $200 million U.S. dollar equivalent with Lombard North Central Plc, a part of the Royal Bank of Scotland (the “Lombard Debt”). In December 2016, the first loan amount of $109.9 million (GBP 89.1 million) funded and BULL prepaid scheduled principal payments of $4.5 million (GBP 3.7 million). The proceeds from this financing were used to finance the purchase by BULL of three SAR aircraft utilized for our U.K. SAR contract from a subsidiary. In January 2017, the second loan amount of $90.1 million (GBP 72.4 million) funded. The proceeds from this financing were used to finance the purchase by BALL of five SAR aircraft utilized for our U.K. SAR contract from a subsidiary. The borrowers’ respective obligations under the financings are guaranteed by Bristow Group Inc., and each financing is secured by the aircraft purchased by the applicable borrower with the proceeds of its loan. The credit agreements governing the Lombard Debt include covenants, including requirements to maintain, register and insure the respective SAR aircraft secured thereunder, and restrictions on the respective borrower thereunder to incur additional liens on or sell the respective SAR aircraft secured thereunder (except to the company and its subsidiaries). Borrowings under the financings bear interest at an interest rate equal to the ICE Benchmark Administration Limited LIBOR (or the successor thereto) plus 2.25% per annum. The financing that funded in December 2016 matures in December 2023 and the financing that funded in January 2017 matures in January 2024.

Macquarie Debt

On February 1, 2017, Bristow U.S. LLC (“Bristow U.S.”), one of our wholly-owned subsidiaries, entered into a term loan credit agreement for a $200 million, five-year secured equipment term loan with Macquarie Bank Limited (the “Macquarie Debt”). Bristow U.S.’ obligations under the credit agreement are guaranteed by Bristow Group Inc. and secured by 20 oil and gas aircraft. The financing funded on March 7, 2017. The proceeds from the financing were used to repay $154.1 million of our Term Loan Credit Facility and $45.9 million of our Term Loan. Borrowings under the financing bear interest at an interest rate equal to the ICE Benchmark Administration Limited LIBOR (or the successor thereto) plus 5.35% per annum. In conjunction with closing and funding this term loan, we entered into five separate lease agreements with Wells Fargo Bank Northwest, N.A., acting as owner trustee for Macquarie Aerospace Inc., an affiliate of Macquarie Bank Limited, for five helicopters with lease terms ranging from 60 to 63 months. The credit agreement governing the Macquarie Debt includes covenants, including requirements to maintain, register and insure the respective aircraft secured thereunder, and restrictions on Bristow U.S. to incur additional liens on or sell the respective aircraft secured thereunder (except to the company and its subsidiaries). The Macquarie Debt matures in March 2022.

PK Air Debt

On July 17, 2017, Bristow Equipment Leasing Ltd., one of our wholly-owned subsidiaries, entered into a term loan credit agreement with PK AirFinance S.à r.l., as agent, and PK Transportation Finance Ireland Limited, as lender, and other lenders from time to time party thereto, which provided for commitments in an aggregate amount of up to $230 million to make up to 24 term loans, each of which were to be made in respect of an aircraft to be pledged as collateral for all of the term loans (the “PK Air Debt”). The term loans are also secured by a pledge of all shares of the borrower and any other assets of the borrower, and are guaranteed by Bristow Group Inc. The financing funded in two tranches in September 2017 and proceeds from the financing were used to repay $17.0 million of the Term Loan Credit Facility, $93.7 million of the Term Loan and $103.0 million of the Revolving Credit Facility.

Each term loan bears interest at an interest rate equal to, at the borrower’s option, a floating rate of one-month LIBOR plus a margin of 5% per annum (the “Margin”), subject to certain costs of funds adjustments, determined two business days before the borrowing date of each term loan, or a fixed rate based on a notional interest rate swap of twelve 30-day months in respect of such term loan with a floating rate of interest based on one-month LIBOR, plus the Margin.

The borrower is required to repay each term loan on an annuity basis, payable monthly in arrears starting on the seventh month following the date of the borrowing of such term loan, with a final payment of 53% of the initial amount of such term loan due on the 70th month following the date of the borrowing of such term loan. The credit agreement governing the PK Air Debt includes covenants that, among other things, limit the ability of the borrower thereunder to incur additional liens or financial indebtedness and transfer the collateral for the term loans or amend the intercompany lease and sublease agreements in respect of the aircraft pledged as collateral for the term loans.

In connection with the PK Air Debt, the borrower guaranteed certain of its direct parent’s (one of our subsidiaries) obligations under existing aircraft operating leases up to a capped amount.

Airnorth Debt

Airnorth’s outstanding debt includes interest bearing term loans of approximately $15.2 million as of September 30, 2017 (the “Airnorth Debt”). The term loans primarily relate to the purchase of aircraft, have a remaining term of approximately three to seven years, and consist of a term loan with interest at LIBOR plus a margin of 2.85% and two term loans each with a fixed rate of 3.1% plus the Reserve Bank of Australia cash rate of 2.0%. The term loans have customary covenants, including certain financial covenants, and varying principal payments.

Eastern Airways Debt

Eastern Airways’ outstanding debt includes interest bearing term loans and borrowings under a revolving credit facility totaling approximately $14.6 million as of September 30, 2017 (the “Eastern Airways Debt”). The term loans were used to refinance other Eastern Airways indebtedness in October 2015 and bear interest at LIBOR plus a margin of 1.75%. The interest rate on the term loans was 1.97% as of September 30, 2017. These term loans have quarterly principal payments and mature on August 31, 2018. Borrowings under the Eastern Airways Debt are used for general corporate, working capital and capital expenditure purposes, and bear interest at LIBOR plus a margin of 1.75%. All outstanding obligations under the revolving credit facility will mature on August 31, 2018.

DESCRIPTION OF THE NOTES

We will issue the notes as a series of debt securities under the indenture dated June 17, 2008 (the “base indenture”), as supplemented by a supplemental indenture establishing the terms of the notes (together, as such may be amended, supplemented or otherwise modified from time to time, the “indenture”) between us, the subsidiary guarantors and U.S. Bank National Association, as trustee. The indenture is governed by the Trust Indenture Act of 1939, or the “Trust Indenture Act.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

In this description, the words “we,” “us,” or “our” refer only to Bristow Group Inc. and not to any of its subsidiaries.

You may request a copy of the indenture from us. See “Where You Can Find More Information.”

General

We are offering $125,000,000 aggregate principal amount of our 4.50% Convertible Senior Notes due 2023 (or $143,750,000 if the underwriters exercise their option to purchase additional notes in full), which we refer to as the “notes.” We use the term “note” in this prospectus supplement to refer to each $1,000 principal amount of notes. The notes will mature on June 1, 2023 subject to earlier conversion or repurchase.

The notes:

•	will be our general unsecured senior obligations;

•	will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof;

•	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in certificated form as described below under “—Book-Entry, Settlement and Clearance”;

•	will not be subject to defeasance or any sinking fund provision;

•	will rank equally in right of payment to any of our existing or future unsecured senior debt;

•	will be unconditionally guaranteed on a senior basis by those of our subsidiaries that currently provide guarantees of our 6 1⁄4% senior notes due 2022 or our amended and restated revolving credit facility and term loan, as well as certain future subsidiaries; and

•	will effectively rank junior to any of our secured debt to the extent of the value of the assets securing such indebtedness, and will be structurally subordinated to all debt and other liabilities of our subsidiaries that are not guarantors.

The notes will be convertible at the option of the holder as described herein based on the “conversion rate,” which is initially 63.9488 shares of our common stock per $1,000 principal amount of notes, subject to adjustment as described under “—Conversion Rights—Conversion Rate Adjustments” and “—Conversion Rights—Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change.” Subject to certain conditions described herein, we will settle the conversions of notes by paying or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, as described below under “—Conversion Rights—Settlement upon Conversion.” Holders will not receive any separate cash payment for interest, if any, accrued and unpaid to the conversion date except under the circumstances described below under “—Conversion Rights—Conversion Procedures.”

The notes will be subject to repurchase by us at the holders’ option upon the occurrence of a fundamental change, on the terms and at the purchase prices set forth below under “—Fundamental Change Permits Holders to Require Us to Purchase Notes.”

The notes will not be redeemable at our option prior to maturity.

If any interest payment date, maturity date or fundamental change repurchase date falls on a day that is not a business day, then the required payment or delivery will be made on the next succeeding business day with the same force and effect as if made on the date that the payment or delivery was due, and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date or fundamental change repurchase date, as the case may be, to that next succeeding business day.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount; provided that no such additional notes will be treated as part of the same series as the notes unless they will be fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

The registered holder of a note will be treated as the owner of it for all purposes.

The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. We may issue debt securities of other series from time to time under the indenture.

Other than restrictions described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes” and “—Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “—Conversion Rights—Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a change of control or highly leveraged transaction involving us or in the event of a decline in our credit rating, including as a result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect the holders of the notes.

Payments on the Notes; Paying Agent and Registrar

We will pay the principal of certificated notes at the office or agency designated by us in the United States. We have initially designated a corporate trust office of U.S. Bank National Association, as the paying agent and registrar of the notes and its agency in the United States, as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (1) to holders holding certificated notes having an aggregate principal amount of $1,000,000 or less of notes by check mailed to the holders of such notes and (2) to holders holding certificated notes having an aggregate principal amount of more than $1,000,000 of notes either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

We will pay principal of and interest on notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global note.

Interest

The notes will bear interest at a rate of 4.50% per year. Interest will accrue from December 18, 2017, and will be payable semi-annually in arrears on June 1 and December 1 of each year, beginning June 1, 2018.

Interest will be paid to the person in whose name a note is registered at the close of business May 15 and November 15 (each a “record date”), as the case may be (whether or not a business day), immediately preceding the relevant interest payment date; provided, however, if notes are surrendered for conversion after 5:00 p.m., New York City time, on a regular record date but prior to 9:00 a.m., New York City time, on the immediately following interest payment date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period after 5:00 p.m., New York City time, on any regular record date but prior to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest, if any, payable on the notes so converted; provided that no such payment need be made:

•	if we have specified a fundamental change repurchase date (as defined below) that is after a record date and on or prior to the business day immediately following the interest payment date;

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note; or

•	if the notes are surrendered for conversion after 5:00 p.m., New York City time, on the regular record date immediately preceding the maturity date and before 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding the maturity date for the notes.

Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

Unless the context requires otherwise, all references to the term “interest” in this prospectus supplement are deemed to include additional interest, if any, that accrues and is payable in connection with our failure to comply with our reporting obligations under the indenture as set forth below under “—Events of Default.”

Subsidiary Guarantees

Our payment obligations under the notes will be jointly and severally guaranteed (the “subsidiary guarantees”) by all of our present material domestic and certain future subsidiaries (the “guarantors”). Initially, the guarantors will be the subsidiaries who currently guarantee our 6 1/4% senior notes due 2022 and our amended and restated revolving credit facility and term loan. In the circumstances described below, the indenture may require certain of our other existing or future subsidiaries to execute supplements to the indenture providing for subsidiary guarantees. The obligations of each guarantor under its subsidiary guarantee will be a general unsecured obligation of such guarantor, ranking equal in right of payment with all other senior indebtedness of such guarantor and senior in right of payment to any subordinated indebtedness of such guarantor.

The indenture will provide that if, after issuance of the notes, any of our subsidiaries that is not a guarantor guarantees or becomes a co-obligor with respect to any indebtedness for money borrowed for which we or another subsidiary guarantor is the borrower, then such subsidiary shall, within 30 calendar days thereof, execute a supplement to the indenture under which it shall become a guarantor of the notes in accordance with the terms of the indenture.

No guarantor may consolidate with or merge with or into (whether or not such guarantor is the surviving person) another person (other than us or another guarantor), whether or not affiliated with such guarantor, unless

(1) subject to the provisions of the following paragraph, the person formed by or surviving any such consolidation or merger (if other than such guarantor) shall execute a supplement to the indenture providing for a guarantee and deliver an officers’ certificate and an opinion of counsel in accordance with the terms of the indenture; and

(2) immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing.

In the event of a sale or other disposition (including by way of merger or consolidation) of all or substantially all of the assets or all of the capital stock of any guarantor owned by us or our subsidiaries, then such guarantor will be released and relieved of any obligations under its subsidiary guarantee. In addition, if no events of default have occurred and are continuing and a guarantor ceases to guarantee or be a co-obligor with respect to any indebtedness of us or another subsidiary guarantor for borrowed money, other than the notes, then upon delivery to the trustee of an officers’ certificate and an opinion of counsel to the foregoing effect, the subsidiary guarantees will be released and the obligations discussed under “—Subsidiary Guarantees” will cease to apply, subject to reinstatement if the foregoing release condition is no longer satisfied.

The obligations of any guarantor under its subsidiary guarantee will be limited to the maximum amount that will not result in the obligations of the guarantor under the subsidiary guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to any other contingent and fixed liabilities of the guarantor. See “Risk Factors.”

Ranking

The notes will be:

•	our general unsecured senior obligations;

•	equal (“pari passu”) in ranking with all of our existing and future unsecured senior indebtedness; and

•	senior in right of payment to all of our future subordinated indebtedness.

The subsidiary guarantees will:

•	be general unsecured, senior obligations of the guarantors;

•	rank equally in right of payment to any other senior indebtedness of the guarantors; and

•	rank senior in right of payment to any future subordinated indebtedness of the guarantors.

Not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. Revenue related to our non-guarantor subsidiaries constituted 87.2% of our gross revenue during the six months ended September 30, 2017 (excluding intercompany revenue), and our non-guarantor subsidiaries held approximately 61.6% of our consolidated assets as of September 30, 2017. As of September 30, 2017, the notes and the subsidiary guarantees would have ranked effectively junior in right of payment to $639.3 million of total liabilities (including certain indebtedness under certain of our credit facilities and trade payables but excluding intercompany liabilities and guarantees) of our non-guarantor subsidiaries.

The notes and the subsidiary guarantees will be effectively subordinated in right of payment to all existing and future secured indebtedness of us or the guarantors to the extent of the value of the assets securing such indebtedness. As of September 30, 2017, we had $304.9 million of outstanding secured indebtedness that was issued or guaranteed by the guarantors.

Conversion Rights

General

Subject to the restrictions described below, a holder may convert any outstanding notes into cash, shares of our common stock or a combination of cash and shares of our common stock in accordance with the procedures described below under “—Settlement upon Conversion.”

Prior to December 1, 2022, the notes will be convertible as provided herein only in the circumstances described below under “—Conversion upon Satisfaction of Common Stock Price Condition,” “—Conversion

upon Satisfaction of Trading Price Condition,” or “—Conversion upon Specified Corporate Transactions.” On or after December 1, 2022, a holder may surrender notes for conversion at any time prior to 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding the maturity date without regard to the foregoing conditions.

Our delivery to the holder of the settlement amount (as defined below under “—Settlement upon Conversion”) together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the notes and to satisfy our obligation to pay accrued and unpaid interest through the conversion date, except as provided above under “—Interest.” As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited.

Holders of our common stock issued upon conversion, if any, will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the applicable conversion date (in the case of physical settlement) or before the last trading day of the applicable observation period (in the case of combination settlement).

Conversion upon Satisfaction of Common Stock Price Condition

With respect to any calendar quarter commencing after January 1, 2018, a holder may surrender any of its notes for conversion during such calendar quarter (and only during such quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 130% of the conversion price (as defined below under “—Settlement upon Conversion”) on such last trading day.

The “conversion price” is a dollar amount (initially, approximately $15.64) determined by dividing $1,000 by the then applicable conversion rate.

Except as provided below under “—Settlement upon Conversion”), “trading day” means a day during which trading in our common stock generally occurs on the principal U.S. national or regional securities exchange on which our common stock is listed for trading and a last reported sale price (as defined below) for our common stock is available; provided that if our common stock is not listed for trading on a U.S. national or regional securities exchange, trading day will mean a business day.

Conversion upon Satisfaction of Trading Price Condition

A holder may surrender notes for conversion prior to maturity during the five business-day period following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes, as determined by the bid solicitation agent following a request by us in accordance with the procedures described below, for each trading day of such five trading-day period was less than 98% of the product of the last reported sale price of our common stock for such trading day and the conversion rate.

The bid solicitation agent shall have no obligation to determine the trading price of the notes for this purpose unless we have requested such determination in writing, and we shall have no obligation to make such request unless a holder of at least $2,000,000 principal amount of notes provides us with reasonable evidence that the trading price of the notes on any date would be less than 98% of the product of the last reported sale price and the conversion rate on such date. At such time, we shall instruct the bid solicitation agent to solicit bid quotations, and we shall instruct the three independent nationally recognized securities dealers that we have selected to provide bids to the bid solicitation agent. We will determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price of the notes is greater than or equal to 98% of the product of the last reported sale price and the conversion rate on such date.

For purposes of the foregoing, if the bid solicitation agent cannot reasonably obtain at least one bid for $5,000,000 aggregate principal amount of the notes from an independent nationally recognized securities dealer, then the trading price of the notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock for such trading day and the conversion rate.

“Trading price” of the notes on any determination date means the average of the secondary market bid quotations per note obtained by the bid solicitation agent for $5,000,000 aggregate principal amount of the notes at approximately 3:30 p.m., New York City time, on the determination date from three independent nationally recognized securities dealers we select; provided that if:

•	three such bids cannot reasonably be obtained by the bid solicitation agent, but two such bids are obtained, then the average of the two bids shall be used, and

•	only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used.

The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent may not be an affiliate of ours.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is listed for trading. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Conversion Prior to Maturity

A holder may surrender notes for conversion at any time during the period beginning December 1, 2022, and ending at the close of business on the second scheduled trading day immediately preceding the maturity date.

Conversion upon Specified Corporate Transactions

Certain Distributions. If we elect to:

•	distribute, to all or substantially all holders of our common stock, rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 45 calendar days from the record date of the distribution, shares of our common stock at a price per share less than the average of the last reported sale price of our common stock for each of the ten consecutive trading days immediately preceding the date that such distribution was first publicly announced; or

•	distribute, to all or substantially all holders of our common stock, cash or other assets, debt securities or certain rights or warrants to purchase our securities (excluding distributions described in clauses (1) and (2) under “—Conversion Rate Adjustments”), which distribution has a per share value exceeding 10% of the average of the last reported sale price of our common stock for the ten consecutive trading days immediately preceding the date that such distribution was first publicly announced, we must notify the holders of notes (with a copy to the trustee and the conversion agent) at least 45 trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes to the conversion agent for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate in the distribution without conversion.

Certain Corporate Events. If we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction (in each case other than with one of our wholly-owned subsidiaries), in each case pursuant to which the shares of our common stock would be converted into (or holders of such shares would be entitled to receive) cash, securities or other property, a holder may surrender its notes for conversion at any time from and including the effective date of such transaction until and including the date that is 30 calendar days after the effective date of such transaction.

In the event of a fundamental change or a make-whole fundamental change (as defined below under “—Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change”), a holder may surrender its notes for conversion at any time from and including the effective date of the fundamental change or make-whole fundamental change until and including the business day immediately preceding the fundamental change repurchase date with respect to such fundamental change (or with respect to an event that is a make-whole fundamental change but is not a fundamental change, the 35th trading day immediately following the effective date of such make-whole fundamental change).

If a transaction also constitutes a fundamental change (as described below), such holder can instead require us to repurchase all or a portion of its notes as described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes.”

Settlement upon Conversion

Upon conversion, we may choose to pay or deliver, as the case may be, either cash, which we refer to as cash settlement, shares of our common stock, which we refer to as physical settlement, or a combination of cash and shares of our common stock, which we refer to as combination settlement, as described below. We refer to each of these settlement methods as a “settlement method.”

We will, from time to time, make an election with respect to the settlement method and the specified dollar amount (as defined below), if applicable, that we choose to satisfy our obligation upon conversion, which election shall be effective until we provide notice of an election of a different settlement method or specified dollar amount, as applicable. However, we will always use the same settlement method and specified dollar amount, if applicable, for all conversions occurring on any given conversion date. We will initially be deemed to have elected combination settlement and a specified dollar amount equal to $1,000. It is our current intent and policy to settle conversions through combination settlement with a specified dollar amount equal to $1,000. If we elect a different settlement method of our conversion obligation and/or reset the specified dollar amount in the future, we will provide to all holders of the notes, the trustee and the conversion agent a notice of the newly chosen settlement method and/or specified dollar amount, as applicable, and the effective date of such newly chosen settlement method and/or specified dollar amount; provided that such effective date may be no earlier than the trading day preceding the date on which we provide such notice. If the newly chosen settlement method is combination settlement and we fail to specify a specified dollar amount in our notice of such newly chosen settlement method, we will be deemed to have elected that the specified dollar amount will equal $1,000. Simultaneously with providing such notice, we will issue a press release containing the relevant information and make such information available on our website. We may not change a settlement method or the specified dollar amount after the 84th scheduled trading day preceding the maturity date. Prior to such dates, we will have the right to irrevocably elect a settlement method and specified dollar amount by delivering notice to all holders of the notes, the trustee and the conversion agent and issuing a press release containing the relevant information and make such information available on our website. Following such irrevocable election, we will not have the right to change the settlement method or specified dollar amount.

The “settlement amount” will be computed as follows:

•	if we elect physical settlement, we will deliver to the converting holder in respect of each $1,000 principal amount of notes being converted a number of shares of our common stock equal to the conversion rate (plus cash in lieu of any fractional share of our common stock issuable upon conversion);

•	if we elect cash settlement, we will pay to the converting holder in respect of each $1,000 principal amount of notes being converted cash in an amount equal to the sum of the daily conversion values for each of the 40 consecutive trading days during the related observation period; and

•	if we elect (or are deemed to have elected) combination settlement, we will pay or deliver, as the case may be, to the converting holder in respect of each $1,000 principal amount of notes being converted a settlement amount equal to the sum of the daily settlement amounts for each of the 40 consecutive trading days during the observation period (plus cash in lieu of any fractional share of our common stock issuable upon conversion).

The “observation period” with respect to any note being converted means the 40 consecutive trading-day period beginning on and including the second trading day after the conversion date (as defined below), except that with respect to any conversion date that is on or after the 44th scheduled trading day immediately preceding the maturity date, the observation period means the 40 consecutive trading days beginning on and including the 41st scheduled trading day prior to the maturity date.

The “daily settlement amount,” for each of the 40 consecutive trading days during the observation period, shall consist of:

•	cash equal to the lesser of (i) the amount of cash specified, or deemed specified, in the notice indicating our chosen settlement method (the “specified dollar amount”) divided by 40 (such quotient being referred to as the “daily specified dollar amount”) and (ii) the daily conversion value; and

•	if the daily conversion value exceeds the daily specified dollar amount, a number of shares of common stock equal to (i) the difference between the daily conversion value and the daily specified dollar amount, divided by (ii) the daily VWAP for such trading day.

The “daily conversion value” means, for each of the 40 consecutive trading days during the observation period, 1/40th of the product of (1) the conversion rate and (2) the daily VWAP on such trading day. In addition, for purposes of the foregoing, the daily conversion values of reference property (as defined below under “—Conversion Rate Adjustments—Treatment of Reference Property”) will be determined by reference to (i) in the case of reference property or part of reference property that is traded on a United States national securities exchange, including the NASDAQ Global Market or NASDAQ Global Select Market, the applicable stock price (determined with respect to such securities in a manner consistent with the definition of “daily VWAP”) of such security or common stock, (ii) in the case of any other property other than cash, the value thereof as determined by two independent nationally recognized investment banks as of the effective date of the transaction, and (iii) in the case of cash, at 100% of the amount thereof.

The “daily VWAP” means, for each of the 40 consecutive trading days during the relevant observation period, the per share volume-weighted average price of our common stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “BRS <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The “daily VWAP” will be determined by us without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

For the purposes of determining amounts due upon conversion only, “trading day” means a day on which (i) there is no “market disruption event” (as defined below) and (ii) trading in our common stock generally occurs on the NYSE or, if our common stock is not then listed on the NYSE, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which our common stock is then listed or admitted for trading. If our common stock is not so listed or admitted for trading, “trading day” means a “business day.”

“Market disruption event” means (i) a failure by the primary U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any scheduled trading day for our common stock for more than one half hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

“Scheduled trading day” means any day that is scheduled to be a trading day.

We will deliver the consideration due in respect of conversion on the second business day immediately following the relevant conversion date, if we elect physical settlement (provided that with respect to any conversion date occurring on or after the regular record date immediately preceding the maturity date, we will settle any such conversion on the maturity date), or on the second business day immediately following the last trading day of the observation period, in the case of any other settlement method.

We will pay cash in lieu of delivering any fractional share of our common stock issuable upon conversion based on the daily VWAP on the relevant conversion date (in the case of physical settlement) or based on the daily VWAP on the last trading day of the relevant observation period (in the case of combination settlement).

Each conversion will be deemed to have been effected as to any notes surrendered for conversion on the conversion date; provided, however, that the person in whose name any shares of common stock shall be issuable upon such conversion will be treated as the holder of record of such shares as of the close of business on the conversion date (in the case of physical settlement) or as of the last trading day of the relevant observation period (in the case of combination settlement).

Limitation on Foreign Ownership of Our Common Stock

We are subject to the Federal Aviation Act, under which our aircraft may be subject to deregistration, and we may lose our ability to operate within the United States, if persons other than citizens of the United States should come to own or control more than 25% of our voting interest. Consistent with the requirements of the Federal Aviation Act, our certificate of incorporation, as amended, provides that persons or entities that are not “citizens of the United States” (as defined in the Federal Aviation Act) shall not collectively own or control more than 25% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the United States nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by certain stockholders who are not citizens of the United States shall automatically be suspended. These voting rights will be suspended in reverse chronological order by date of registry until the number of voting shares held by persons that are not citizens of the United States is less than or equal to the Permitted Foreign Ownership Percentage. Our certificate of incorporation, as amended, further authorizes us to redeem any such suspended shares to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required as described above under “—General,” pay funds equal to interest payable on the next interest payment date and all transfer or similar taxes, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the “conversion date” under the indenture.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion Rate Adjustments

Adjustment Events

The conversion rate will be adjusted, without duplication, upon the occurrence of any of the events described below, except that we will not make any adjustment to the conversion rate if the holders of notes participate (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of our common stock and solely as a result of holding the notes, in any of the events described below without having to convert their notes as if they held a number of shares of common stock equal to the conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holder.

The conversion rate will be subject to adjustment as described below.

(1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’ =	CR	[0] x	OS’
OS0

where,

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as the case may be;

CR’ = the new conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution, or immediately after the open of business on the effective date of such share split or share combination, as the case may be;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the ex-dividend date for such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as the case may be; and

OS’ = the number of shares of our common stock outstanding immediately prior to the open of business on the ex-dividend date for such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as the case may be, assuming, for this purpose only, the completion of such dividend, distribution, share split or share combination, as the case may be, immediately prior to the open of business on such date.

If any dividend or distribution described in this clause (1) is declared but not so paid or made, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(2) If we distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 45 days from the record date of such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock on the ten trading days immediately preceding the date that such distribution was first publicly announced, the conversion rate will be adjusted based on the following formula:

CR’ =	CR0 x	OS0 + X
OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR’ = the new conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the ex-dividend date for such distribution;

X = the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution.

For purposes of this clause (2), in determining whether any rights or warrants entitle the holders to subscribe for or purchase common stock at less than the applicable last reported sale prices of our common stock, and in determining the aggregate exercise price payable for such common stock, there shall be taken into account any consideration received by us for such rights or warrants and any amount payable upon exercise thereof, with the value of such consideration, if other than cash, to be determined by our board of directors. To the extent any rights or warrants described in this clause (2) are not exercised or converted prior to the expiration of the exercisability or convertability thereof, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such rights or warrants had not been so issued.

(3) If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property or rights, options or warrants to all or substantially all holders of our common stock, excluding:

•	dividends or distributions referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash, as to which the provisions in clause (4) below shall apply;

•	distributions solely of reference property in exchange for our common stock in connection with a transaction described in “—Treatment of Reference Property”; and

•	spin-offs to which the provisions set forth below in this paragraph (3) shall apply,

then the conversion rate will be adjusted based on the following formula:

CR’ =	CR	[0] x	SP0
SP0 –FMV

where,

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR’ = the new conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

SP0 = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined by our board of directors or a committee thereof) of the shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants distributed with respect to each outstanding share of our common stock on the ex-dividend date for such distribution.

Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, in respect of each $1,000 principal amount thereof, at the same time and upon the same terms as holders of our common stock, the amount and kind of our capital stock, evidences of our indebtedness, other assets or property of ours or rights, options or warrants to acquire our capital stock or other securities that such holder would have received if such holder owned a number of shares of common stock equal to the conversion rate in effect on the ex-dividend date for the distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit which will be listed for trading on the NYSE, the NASDAQ Global Select Market, the NASDAQ Global Market or another national securities exchange, which we refer to as a “spin-off,” the conversion rate will be adjusted based on the following formula:

CR’ =	CR	[0] x	FMV + MP0
MP0

where,

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-dividend date of the spin-off;

CR’ = the new conversion rate in effect immediately after the open of business on the ex-dividend date of the spin-off;

FMV = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first ten consecutive trading-day period immediately following, and including, the ex-dividend date of the spin-off (the “spin-off valuation period”); and

MP0 = the average of the last reported sale prices of our common stock over the spin-off valuation period.

The adjustment to the conversion rate under the preceding paragraph will be determined on the last trading day of the spin-off valuation period but will be given effect at the open of business on the ex-dividend date for such spin-off. Notwithstanding the foregoing, (x) in respect of any conversion of notes for which physical settlement is applicable, if the relevant conversion date occurs during the spin-off valuation period, references in the preceding paragraph with respect to 10 consecutive trading days shall be deemed to be replaced with such lesser number of trading days as have elapsed from, and including, the ex-dividend date of such spin-off to, but excluding, the conversion date in determining the conversion rate and (y) in respect of any conversion of notes for which cash settlement or combination settlement is applicable, for any trading day that falls within the relevant observation period for such conversion and within the valuation period, references in the preceding paragraph with respect to 10 consecutive trading days shall be deemed to be replaced with such lesser number of trading days as have elapsed from, and including, the ex-dividend date of such spin-off to, but excluding, such trading day in determining the conversion rate as of such trading day. If the ex-dividend date for the spin-off is less than 10 trading days prior to, and including, the end of the observation period in respect of any conversion, references in the preceding paragraph to 10 consecutive trading days will be deemed to be replaced, solely in respect of that conversion, with such lesser number of trading days as have elapsed from, and including, the ex-dividend date for the spin-off to, and including, the last trading day of such observation period.

If any such dividend or distribution described in this clause (3) is declared but not paid or made, the new conversion rate shall be readjusted to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(4) If we pay any cash dividend to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR’ =	CR	[0] x	SP0
SP0 – C

where,

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR’ = the new conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

SP0 = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the ex- dividend date for such distribution; and

C = the amount of such cash dividend applicable to one share of common stock.

If any dividend or distribution described in this clause (4) is declared but not so paid or made, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(5) If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock, if the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR’ =	CR	[0] x	AC + (SP’ x OS’)
OS0 x SP’

where,

CR0 = the conversion rate in effect immediately prior to the close of business on the 10th trading day immediately following, and including, the trading day succeeding the date such tender or exchange offer expires;

CR’ = the new conversion rate in effect immediately after the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors or a committee thereof) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS’ = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange pursuant to such tender offer or exchange offer); and

SP’ = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period commencing on, and including, the trading day next succeeding the date such tender or exchange offer expires.

The increase in the conversion rate under the preceding paragraph will occur at the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires. Notwithstanding the foregoing, (x) in respect of any conversion of notes for which physical settlement is applicable, if the relevant conversion date occurs within the 10 trading days immediately following, and including, the trading day next succeeding the expiration date of any tender or exchange offer, references in the preceding paragraph with respect to 10 consecutive trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and the conversion date in determining the conversion rate and (y) in respect of any conversion of notes for which cash settlement or combination settlement is applicable, for any trading day that falls within the relevant observation period for such conversion and within the 10 trading days immediately following, and including, the trading day next succeeding the expiration date of any tender or exchange offer, references in the preceding paragraph with respect to 10 consecutive trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and such trading day in determining the conversion rate as of such trading day. In addition, if the trading day next succeeding the expiration date is less than 10 trading days prior to, and including, the end of the observation period (if applicable) in respect of any conversion, references in the preceding paragraph to 10 consecutive trading days shall be deemed to be replaced, solely in respect of that conversion, with such lesser number of trading days as have elapsed from, and including, the trading day next succeeding the expiration date to, and including, the last trading day of such observation period. If we or one of our subsidiaries is obligated to purchase our common stock pursuant to any such tender or exchange offer but is permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, the new conversion rate shall be readjusted to the conversion rate that would be in effect if such tender or exchange offer had not been made.

Notwithstanding the foregoing, if a conversion rate adjustment becomes effective on any ex-dividend date as described above, and a holder that has converted its notes on or after such ex-dividend date and on or prior to the related record date would be treated as the record holder of shares of our common stock as of the related conversion date as described under “—Settlement Upon Conversion” based on an adjusted conversion rate for such ex-dividend date, then, notwithstanding the foregoing conversion rate adjustment provisions, the conversion rate adjustment relating to such ex-dividend date will not be made for such converting holder. Instead, such holder will be treated as if such holder were the record owner of the shares of our common stock on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

If:

•	we elect (or are deemed to have elected) to satisfy our conversion obligation through combination settlement and shares of common stock are deliverable to settle the daily settlement amount for a given trading day within the observation period applicable to notes that you have converted,

•	any distribution or transaction described in clauses (1) to (5) above has not yet resulted in an adjustment to the conversion rate on the trading day in question, and

•	the shares you will receive in respect of such trading day are not entitled to participate in the relevant distribution or transaction (because they were not held on a related record date or otherwise), then we will adjust the number of shares that we deliver to you in respect of the relevant trading day in a commercially reasonable manner to reflect the relevant distribution or transaction.

If:

•	we elect to satisfy (or are otherwise required to satisfy) our conversion obligation solely in shares of common stock (other than cash in lieu of any fractional share),

•	any distribution or transaction described in clauses (1) to (5) above has not yet resulted in an adjustment to the conversion rate on a given conversion date, and

•	the shares you will receive on settlement of the related conversion are not entitled to participate in the relevant distribution or transaction (because they were not held on a related record date or otherwise), then we will adjust the number of shares that we deliver to you in respect of such conversion of notes in a commercially reasonable manner to reflect the relevant distribution or transaction.

Treatment of Rights

We currently do not have a shareholder rights plan. To the extent that we adopt a shareholder rights plan, then upon conversion of the notes, in addition to shares of our common stock, if any, holders will receive the rights under the rights plan, unless prior to any conversion, the shareholder rights plan expires or terminates or the rights have separated from the shares of our common stock in accordance with such rights plan, in which case, and only in such case, the conversion rate will be adjusted at the time of separation as if we distributed, to all holders of our common stock, shares of our capital stock, evidences of debt or other assets as described in paragraph (3) under “—Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such rights. A distribution of rights pursuant to a shareholder rights plan will not otherwise trigger a conversion rate adjustment pursuant to paragraphs (1), (2) or (3) above.

Treatment of Reference Property

In the event of:

•	any reclassification of our common stock (other than a change only in par value, or from par value to no par value or from no par value to par value, or a change as a result of a subdivision or combination of our common stock);

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in each case as a result of which our common stock is converted into, or exchanged for, stock, other securities, other property or assets (including cash) or any combination thereof, then, at the effective time of the transaction, the right to convert each $1,000 principal amount of notes based on a number of shares of common stock equal to the conversion rate will be changed into a right to convert such principal amount of notes based on the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof), which stock, other securities or other property or assets we refer to as the “reference property,” that a holder of a number of shares of common stock equal to the conversion rate immediately prior to such transaction would have owned or been entitled to receive upon such transaction. However, at and after the effective time of the transaction, (i) we will continue to have the right to determine the form of consideration to be paid and delivered, as the case may be upon conversion of the notes, as described above under “—Settlement upon Conversion,” and (ii)(x) any amount payable in cash upon conversion of the notes as set forth under “—Settlement upon Conversion” will continue to be payable in cash, (y) any shares of our common stock that we would have been required to deliver upon conversion of the notes as set forth under “—Settlement upon Conversion” will instead be deliverable in the amount and type of reference property that a holder of that number of shares of our common stock would have received in such transaction and (z) the daily VWAP will be calculated based on the value of the amount and kind of reference property that a holder of one share of our common stock would have received in such transaction. If the transaction causes our common stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the amount and type of reference property that a holder of one or more shares would have been entitled to receive in such transaction (and into which the notes will be convertible) will be deemed to be (x) based on the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election or (y) if no holders of our common stock affirmatively make such an election, the types and amounts of consideration actually received by the holders of our common stock. We will notify holders, the trustee and the conversion agent of the weighted average as soon as practicable after such determination is made. If the holders receive only cash in such transaction, then for all conversions that occur after the effective date of such transaction, (i) the consideration due upon conversion of each $1,000 principal amount of notes shall be solely cash in an amount equal to the conversion rate in effect on the conversion date (as may be increased by any additional shares as described under “—Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change”), multiplied by the price paid per share of common stock in such transaction and (ii) we will satisfy our conversion obligation by paying cash to converting holders on the second business day immediately following the conversion date. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

We and any other issuer of reference property will enter into a supplemental indenture at the effective time of the transaction described herein to give effect to the above provisions.

Voluntary Increases in Conversion Rate

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

Events That Will Not Result in Adjustment

Except as stated herein, we will not adjust the conversion rate for the issuance or acquisition of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.

The conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or restricted stock units or options or rights (including shareholder appreciation rights) to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	upon the repurchase of any of our shares pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described in “—Adjustment Events”;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, if any.

Adjustments to the conversion rate will be calculated to the nearest 1/10,000th.

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material U.S. Federal Income Tax Considerations.”

Adjustments of Prices

Whenever any provision of the indenture requires us to calculate the last reported sale prices, the daily VWAPs, the daily conversion values or the daily settlement amounts over a span of multiple days (including an observation period and the “stock price” for purposes of a make-whole fundamental change), we will make any adjustments to each that we reasonably determine to be appropriate to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date, effective date or expiration date of the event occurs, at any time during the period when such last reported sale prices, daily VWAPs, daily conversion values or daily settlement amounts are to be calculated, without duplication of any adjustment made pursuant to the provision set forth under “—Conversion Rate Adjustments.”

Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change

If you elect to convert your notes in connection with a “make-whole fundamental change” (as defined below), we will increase the conversion rate by a number of shares (the “additional shares”) as described below. Any conversion of the notes by a holder will be deemed for these purposes to be “in connection with” such make-whole fundamental change if it occurs during the period that begins on the date on which such make-whole fundamental change becomes effective and ends on (and includes) the business day prior to the repurchase date relating to such make-whole fundamental change as described below under “—Fundamental Change Permits Holders to Require Us to Purchase Notes” (or, in the case of a make-whole fundamental change that would have been a fundamental change but for subclause (a) of the proviso in clause (4) of the definition thereof, the 35th trading day immediately following the effective date of such make-whole fundamental change). A “make-whole fundamental change” means any transaction or event that occurs prior to the maturity date and constitutes a fundamental change pursuant to clause (1) or clause (4) under the definition of fundamental change (but without regard to subclause (a) of the proviso in clause (4) of the definition thereof) as described below under “—Fundamental Change Permits Holders to Require Us to Purchase Notes.” We will give notice of an anticipated make-whole fundamental change to all record holders of the notes, the trustee and the conversion agent no later than the 15th scheduled trading day prior to the date on which a make-whole fundamental change described under such clause (4) is anticipated to become effective and no later than two business days after we learn of a make whole fundamental change described in such clause (1), to the extent practicable.

The number of additional shares by which the conversion rate for the notes will be increased for conversions in connection with a make-whole fundamental change will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”), and the stock price described below.

If holders of our common stock receive only cash in such transaction, the stock price shall be the cash amount paid per share. In all other cases, the stock price will be the average of the last reported sale prices of our common stock over the five consecutive trading days prior to but not including the date of effectiveness of the make-whole fundamental change.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate in effect immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth above under “—Conversion Rate Adjustments.”

The following table sets forth the stock price, effective date and number of additional shares by which the conversion rate will be increased upon a conversion in connection with a make-whole fundamental change that occurs in the corresponding period to be determined by reference to the stock price and effective date of the make-whole fundamental change:

Number of Additional Shares

(per $1,000 principal amount of the notes)

	Stock Price
Effective Date	$12.51	$13.50	$14.50	$15.64	$17.50	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00
December 18, 2017	15.9872	13.9271	12.1751	10.5329	8.4381	6.4174	3.9270	2.5128	1.6407	1.0735	0.4315	0.1281
June 1, 2018	15.9872	13.8880	12.0998	10.4300	8.3109	6.2811	3.8052	2.4157	1.5663	1.0174	0.3999	0.1094
June 1, 2019	15.9872	13.8507	11.9515	10.1966	8.0007	5.9397	3.4999	2.1771	1.3884	0.8878	0.3344	0.0794
June 1, 2020	15.9872	13.5955	11.5551	9.6973	7.4213	5.3504	3.0137	1.8162	1.1300	0.7060	0.2476	0.0423
June 1, 2021	15.9872	13.1457	10.8851	8.8722	6.4884	4.4317	2.3040	1.3227	0.7981	0.4856	0.1531	0.0098
June 1, 2022	15.9872	12.1082	9.4620	7.2018	4.7078	2.8041	1.2189	0.6607	0.3980	0.2420	0.0625	0.0001
June 1, 2023	15.9872	10.1253	5.0167	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•	if the stock price is greater than $60.00 per share (subject to adjustment in the same manner as the stock prices set forth in the first row of the table above), no additional shares will be issued upon conversion; and

•	if the stock price is less than $12.51 per share (subject to adjustment in the same manner as the stock prices set forth in the first row of the table above), no additional shares will be issued upon conversion.

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of law and equity. In addition, in no event will the conversion rate after adjustment exceed 79.9360 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

A holder may be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment to the conversion rate of notes converted in connection with a make-whole fundamental change. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material U.S. Federal Income Tax Considerations.” Any applicable withholding taxes (including backup withholding) may be withheld from interest payments, payments upon conversion, repurchase or maturity of the notes (including, in some circumstances, payments of our common stock), sales proceeds received by the holder and other funds or assets of the holder.

Fundamental Change Permits Holders to Require Us to Purchase Notes

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the date being referred to as the “fundamental change repurchase date”) of our choosing that is not less than 20 or more than 35 business days (or any longer period required by law) after the date we give the notice of such fundamental change referred to below. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, to, but excluding, the fundamental change repurchase date (unless the fundamental change repurchase date is after a regular record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to holders of the notes as of the preceding record date and the price we are required to pay will be equal to the principal amount of notes subject to repurchase). Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act becomes the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of our common stock representing more than 50% of the voting power of our common stock entitled to vote generally in the election of directors and (i) files a Schedule 13D or Schedule TO or any other schedule, form or report under the Exchange Act disclosing such beneficial ownership or (ii) we otherwise become aware of any such person or group; provided that this clause (1) shall not apply to a transaction covered in clause (4) below, including any exception thereto; or

(2) the common stock into which the notes are then convertible ceases to be listed for trading on the NYSE, the NASDAQ Global Select Market or the NASDAQ Global Market for a period of 20 consecutive trading days; or

(3) our shareholders approve any plan or proposal for our liquidation or dissolution; or

(4) the consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a share split or share combination or changes solely to par value) as a result of which all of our common stock would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of us pursuant to which all of our common stock will be converted into cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries (any such transaction or event or series of transactions or events described under clause (A), (B) or (C) above, a “merger transaction”); provided, however, that neither (a) a transaction or event or series of transactions or events described in clause (A) or (B) in which the holders of all classes of our common equity immediately prior to such transaction or event or series of transactions or events own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction or event or series of transactions or events in substantially the same proportions as such ownership immediately prior thereto nor (b) any merger or consolidation of us solely for the purpose of changing our jurisdiction of incorporation that results in a reclassification, conversion or exchange of our outstanding common stock solely into shares of common stock of the surviving entity shall be a fundamental change pursuant to this clause (4).

However, a fundamental change will be deemed not to have occurred if more than 90% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) which otherwise would constitute a fundamental change under clause (4) above consists of shares of common stock traded or to be traded immediately following such transaction on the NYSE, the NASDAQ Global Select Market or the NASDAQ Global Market and, as a result of the transaction or transactions, the notes become convertible, upon satisfaction of the conditions to conversion, into such common stock (and any rights attached thereto) and other applicable consideration.

This fundamental change repurchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of antitakeover provisions. Instead, the fundamental change repurchase feature is a result of negotiations between us and the underwriters.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We could, in the future, enter into certain transactions, including mergers or recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements.

Within 15 business days after a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a written notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the effective date of the fundamental change;

•	the last date on which a holder may exercise the purchase right;

•	the fundamental change purchase price;

•	the fundamental change repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	if applicable, the conversion rate and any adjustments to the conversion rate;

•	if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver, on or before the business day immediately preceding the fundamental change repurchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated notes have been issued, the certificate numbers of your notes to be delivered for purchase, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to 5:00 p.m., New York City time, on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes on the fundamental change repurchase date. You will receive payment of the fundamental change purchase price on the later of the business day following the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change repurchase date, then:

•	the notes will cease to be outstanding and interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price upon delivery or transfer of the notes).

No notes may be repurchased by us at the option of the holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

In connection with any purchase offer, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other applicable tender offer rules under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all applicable federal and state securities laws in connection with any offer by us to purchase the notes.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our assets to any successor person in a single transaction or series of related transactions, unless:

•	we are the continuing person or the resulting, surviving or transferee person, if other than us, (i) is organized and validly existing under the laws of the United States of America, any state thereof, the District of Columbia and (ii) assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions described in the indenture are met.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although the indenture permits these transactions, some of the transactions could constitute a fundamental change of us and permit each holder to require us to repurchase the notes of such holder as described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes.” An assumption of our obligations under the notes and the indenture by such person might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the beneficial owners thereof, possibly resulting in recognition of gain or loss for such purposes and other adverse tax consequences to the beneficial owner. You should consult your own tax advisors regarding the tax consequences of such an assumption.

This covenant includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of all or substantially all of our assets. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a person.

Events of Default

The following are events of default with respect to the notes under the indenture:

•	our default in the payment of any principal amount or fundamental change purchase price, in each case when due and payable, whether at the final maturity date, required purchase, acceleration or otherwise;

•	our default in the payment of any interest under the notes, which default continues for 30 days;

•	our default in the delivery when due of all cash and any shares of common stock or other consideration payable upon conversion with respect to the notes, which default continues for 10 days;

•	our failure to provide any notice of a fundamental change within the time required to provide such notice;

•	our failure to comply with the covenant described above under “—Consolidation, Merger and Sale of Assets” upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount of the notes then outstanding, and the failure to cure (or obtain a waiver of) such default within 30 days after receipt of such notice;

•	our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount of the notes then outstanding, and the failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

•	a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our subsidiaries, other than any subsidiary that is designated an “Unrestricted Subsidiary” under the supplemental indenture governing our 6 1/4% senior notes due 2022 or any other indenture or supplemental indenture containing substantially similar provisions related to unrestricted subsidiaries or similar concepts (collectively, “Unrestricted Subsidiaries”) (or the payment of which is guaranteed by us or any of our subsidiaries (other than Unrestricted Subsidiaries)), which default is caused by a failure to pay principal of or premium or interest on such indebtedness prior to the expiration of any grace period provided in such indebtedness, including any extension thereof (a “payment default”), or results in the acceleration of such indebtedness prior to its stated maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates in excess of $50.0 million (or the foreign currency equivalent thereof) and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such event of default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

•	a final judgment for the payment of $50 million (or the foreign currency equivalent thereof) or more (excluding amounts covered by insurance) is rendered against us or any of our significant subsidiaries (as defined in Regulation S-X under the Securities Act) (other than Unrestricted Subsidiaries), which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

•	failure by any guarantor to perform any covenant set forth in its subsidiary guarantee, or the repudiation by any guarantor of its obligations under its subsidiary guarantee or the unenforceability of any subsidiary guarantee against a guarantor for any reason; and

•	certain events of bankruptcy, insolvency or reorganization affecting us, any guarantor or any of our significant subsidiaries (other than Unrestricted Subsidiaries).

Notwithstanding the foregoing, if we so elect, the sole remedy of holders for an event of default relating to the failure to comply with the reporting obligations in the indenture, which are described below under “—Reports,” will, for the 180 days beginning on and including the day on which the event of default occurs, consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.25% of the principal amount of the notes for each day during the 180-day period during which the event of default relating to the reporting obligations is continuing and neither waived nor cured (but not including the date on which the event of default relating to the reporting obligations shall have been cured or waived). This additional interest will be payable in the same manner and on the same dates as the stated interest payable on the notes. On the 180th day after the commencement of such additional interest (if such violation is not cured or waived prior to such 180th day), the notes will be subject to acceleration upon written notice from the trustee or holders of 25% of the outstanding principal amount of the notes.

In order to exercise the extension right and elect to pay the additional interest as the sole remedy following the occurrence of any event of default relating to the failure to comply with the reporting obligations in accordance with the preceding paragraph, we must notify all holders of notes and the trustee and paying agent of our election on or before the date on which such event of default relating to such failure to report otherwise would occur (or, if such date is not a business day, on the first business day thereafter). Upon our failure to timely give such notice, the notes will be subject to acceleration as provided in the indenture.

The provisions of the indenture described in the preceding paragraphs will not affect the rights of holders of notes in the event of an occurrence of any other event of default.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding by notice to us (and the trustee if given by the holders) may declare the principal of the notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. Upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. In the case of certain events of bankruptcy or insolvency relating to us or a significant subsidiary, the principal amount of the notes together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable. A declaration of acceleration of the notes may be rescinded subject to conditions specified in the indenture. In addition, the holders of a majority in principal amount of the notes may waive certain defaults under the indenture.

In case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of notes unless such holders have offered to the trustee indemnity or security satisfactory to the trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, or to receive consideration due upon conversion, no holder of notes may pursue any remedy with respect to the indenture or the notes unless:

(i) such holder has previously given the trustee notice that an event of default is continuing;

(ii) holders of at least 25% in principal amount of the outstanding notes have requested the trustee in writing to pursue the remedy;

(iii) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(iv) the trustee has not complied with such request within 15 days after the receipt of the request and the offer of security or indemnity; and

(v) the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 15 day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability.

We are required to notify the trustee promptly upon becoming aware of the occurrence of any default under the indenture known to us. The trustee is then required within 30 calendar days of becoming aware of the occurrence of any default to give to the registered holders of the notes notice of all uncured defaults known to it. However, the trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal or interest on the notes, if the trustee, in good faith, determines that the withholding of such notice is in the interests of the holders. We are also required to deliver to the trustee, on or before a date not more than 120 calendar days after the end of each fiscal year, a written statement as to compliance with the indenture, including whether or not any default has occurred, its status and what action we are taking or propose to take in respect thereof.

Modification and Waiver

The trustee and we may amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding. However, the consent of the holder of each outstanding note affected is required to:

•	alter the manner of calculation or rate of accrual of interest on the note or change the time of payment of any installment of interest;

•	make the note payable in money or securities other than that stated in the note;

•	change the stated maturity of the note or provisions relating to redemption of the note;

•	reduce the principal amount or fundamental change purchase price with respect to the note, or change any provisions with respect to redemption of the notes;

•	make any change that adversely affects the rights of a holder to convert the note or changes the consideration to be received upon any such conversion, except in accordance with the indenture;

•	make any change that adversely affects the right to require us to purchase the note;

•	impair the right to institute suit for the enforcement of any payment with respect to the note or with respect to conversion of the note; or

•	change the provisions in the indenture that relate to modifying or amending the indenture or waiving any past defaults in the payment of principal, premium, if any, or interest on the notes.

Without providing notice to or obtaining the consent of any holder of notes, the trustee and we may amend the indenture:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes or to add a guarantor of the notes or to release any guarantor from its subsidiary guarantee in accordance with the indenture;

•	to evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	to comply with the requirements of the SEC in order to effect or maintain qualification of the indenture under the Trust Indenture Act, as contemplated by the indenture or otherwise;

•	to provide for conversion rights of holders if any reclassification or change of common stock or any consolidation, merger or sale of all or substantially all of our property and assets occurs or otherwise comply with the provisions of the indenture in the event of such a transaction;

•	to adjust the conversion rate in accordance with the terms of the indenture;

•	to cure any ambiguity, omission, defect or inconsistency in the indenture;

•	to conform the provisions of the indenture to any provision of the “Description of the Notes” section in the preliminary prospectus supplement, as supplemented by the related pricing term sheet; or

•	to make any change that does not adversely affect the rights of the holders of the notes in any material respect.

The holders of a majority in aggregate principal amount of the outstanding notes may, on behalf of all the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; or

•	waive any past default or event of default under the indenture and its consequences, except a default or event of default in the payment of any amount due, or in the obligation to deliver consideration upon conversion or with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after all outstanding notes have become due and payable, whether at stated maturity or a fundamental change purchase date, or upon conversion or otherwise, cash and shares of common stock or other consideration (as applicable under the terms of the indenture) sufficient to pay all amounts due under the outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices, stock prices, daily settlement amounts, daily conversion values, accrued interest payable on the notes, daily VWAP’s, the conversion rate and the settlement amounts. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee, the paying agent and the conversion agent, and each of the trustee, the paying agent and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

U.S. Bank National Association is the trustee and has been appointed by us as registrar, paying agent, bid solicitation agent and conversion agent with regard to the notes. From time to time, we may have banking relationships in the ordinary course of business with U.S. Bank National Association or its affiliates.

Reports

Notwithstanding that we may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will file with the U.S. Securities and Exchange Commission (the “Commission”) (unless the Commission will not accept such a filing) within the time periods specified in the Exchange Act and, within 15 days of filing, or attempting to file, the same with the Commission, furnish to the trustee and the holders of the outstanding notes:

(1) all quarterly and annual financial and other information with respect to us and our subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by our certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports.

Documents filed by us with the Commission via the EDGAR system (or any successor thereto) will be deemed to be filed with the trustee as of the time such documents are filed via the EDGAR system (or any successor thereto), it being understood that the trustee shall not be responsible for determining whether such filings have been made. Delivery of reports, information and documents to the trustee under the indenture is for informational purposes only and the information and the trustee’s receipt of the foregoing shall not constitute constructive notice of any information contained therein, or determinable from information contained therein including our compliance with any of its covenants thereunder (as to which the trustee is entitled to rely exclusively on an officers’ certificate).

Governing Law

The indenture provides that it and the notes and the subsidiary guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Settlement and Clearance

The Global Notes

The notes will be initially issued in the form of one or more registered notes in global form, without interest coupons, which we refer to as the “global notes.” Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as “DTC participants,” or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriter; and

•	ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below. We may not issue the notes in bearer form.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the underwriter are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriter; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. None of us, the trustee or the paying agent will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

•	an event of default in respect of the notes has occurred and is continuing and any holder of notes requests that the notes be issued in physical, certificated form.

DESCRIPTION OF CONVERTIBLE NOTE HEDGE AND WARRANT TRANSACTIONS

In connection with the pricing of the notes, we entered into convertible note hedge transactions with certain of the underwriters or affiliates thereof (the “option counterparties”). The convertible note hedge transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the notes, the number of shares of our common stock underlying the notes. We also entered into warrant transactions with the option counterparties whereby we sold to the option counterparties warrants to purchase, subject to customary anti-dilution adjustments and the net share settlement provisions described below, up to the same number of shares of our common stock as underlie the convertible note hedge transactions.

If the underwriters exercise their over-allotment option, we expect to sell additional warrants and use a portion of the net proceeds from the sale of the additional notes to enter into additional convertible note hedge transactions with the option counterparties, as well as use a portion of the net proceeds from the sale of such additional warrants and additional notes to make additional repayments of the indebtedness outstanding under our Term Loan and for general corporate purposes.

The convertible note hedge transactions are expected generally to reduce the potential dilution upon any conversion of notes and/or offset any cash payments we may be required to make in excess of the principal amount of converted notes, in each case in the event that the market price per share of our common stock, as measured under the terms of the convertible note hedge transactions, is greater than the strike price of the convertible note hedge transactions, which initially corresponds to the conversion price of the notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the notes. If, however, the market price per share of our common stock, as measured under the terms of the warrant transactions, exceeds the strike price of the warrants, there would nevertheless be dilution to the extent that such market price as measured over the applicable valuation period at the maturity of the warrants exceeds the strike price of the warrants.

We will not be required to make any cash payments to the option counterparties upon the exercise of the options that are a part of the convertible note hedge transactions, but we will be entitled to receive from them a number of shares of our common stock, an amount of cash or a combination thereof generally based on the amount by which the market price per share of our common stock, as measured under the terms of the convertible note hedge transactions, is greater than the strike price of the convertible note hedge transactions during the relevant valuation period under the convertible note hedge transactions. Additionally, if the market price per share of our common stock, as measured under the terms of the warrant transactions, exceeds the strike price of the warrants during the applicable valuation period at the maturity of the warrants, we will owe the option counterparties a number of shares of our common stock in an amount based on the excess of such market price per share of our common stock over the strike price of the warrants.

The convertible note hedge and warrant transactions are separate transactions (in each case entered into between us and the option counterparties), are not part of the terms of the notes and will not affect the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the convertible note hedge transactions or the warrant transactions.

For a discussion of the potential impact of any market or other activity by the option counterparties in connection with these convertible note hedge and warrant transactions, see “Underwriting—Convertible Note Hedge and Warrant Transactions” and “Risk Factors—Risks Related to this Offering and the Notes—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Scope of Discussion

The following discussion summarizes the material U.S. federal income tax considerations relating to the ownership and disposition of the notes and shares of our common stock into which the notes are convertible. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, administrative rulings and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect. Congress is currently considering certain legislative proposals that, if enacted, would result in significant changes to U.S. federal tax laws. We cannot assure you that any change in law will not significantly alter the tax considerations that we describe in this discussion.

This discussion is limited to holders who purchase the notes at their “issue price” and who hold the notes and the shares of common stock into which such notes are convertible as “capital assets” (generally, property held for investment). For this purpose only, the “issue price” of the notes is the first price at which a substantial amount of the notes are sold for cash to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. For purposes of this discussion, “holder” means either a U.S. holder or a non-U.S. holder (each as defined below) or both, as the context may require.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special treatment under U.S. federal income tax laws, such as:

•	a financial institution;

•	a tax-exempt or governmental organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in stocks and securities, or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for its securities,

•	a holder who is subject to the alternative minimum tax provisions of the Code;

•	certain expatriates or former long-term residents of the United States;

•	a United States person that has a functional currency other than the U.S. dollar;

•	a personal holding company;

•	a regulated investment company;

•	a real estate investment trust; or

•	a holder who holds the notes or common stock as part of a conversion or constructive sale transaction, straddle, wash sale, or other risk reduction transaction.

Moreover, this discussion does not address any U.S. federal tax considerations other than income tax considerations or any tax considerations arising under the laws of any state, local, or foreign jurisdiction or any income tax treaty. No ruling has been or will be obtained from the IRS regarding the U.S. federal income tax consequences relating to the ownership or disposition of the notes or the shares of common stock into which the notes are convertible. As a result, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the conclusions set forth below.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the notes or common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the notes or common stock, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of owning or disposing of the notes or the shares of common stock into which the notes are convertible.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF THE NOTES OR THE SHARES OF COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF THE NOTES OR THE SHARES OF COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE IN LIGHT OF YOUR OWN SITUATION.

Certain Contingent Payments on the Notes

In certain circumstances, we may be obligated to pay amounts on the notes that are in excess of stated interest and principal. See “Description of the Notes—Events of Default.” We intend to take the position that the possibility that holders of the notes will be paid such additional amounts is a “remote” or “incidental” contingency as of the issue date of the notes within the meaning of the applicable Treasury Regulations and, consequently, that the notes should not be treated as contingent payment debt instruments because of these additional payments. Accordingly, any such additional amount should be taxable to holders only at the time it accrues or is received in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. Our determination that the payment of additional amounts is a remote or incidental contingency is binding upon all holders of the notes, unless a holder properly discloses to the IRS that it is taking a contrary position. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences that will apply to U.S. holders of the notes and shares of common stock into which the notes are convertible. As used in this discussion, a “U.S. holder” is a beneficial owner of a note or a share of common stock into which a note is converted that, for U.S. federal income tax purposes, is:

•	an individual U.S. citizen or resident alien;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose worldwide income is subject to U.S. federal income tax regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Interest on the Notes

In general, a U.S. holder will be required to include the stated interest received on a note as ordinary income at the time it accrues or is received in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. It is expected that, and therefore, this discussion assumes that, the notes will be issued without original issue discount for U.S. federal income tax purposes.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

Except as described below under “—Conversion of the Notes,” the sale, exchange, redemption or other taxable disposition of a note generally will result in taxable gain or loss to a U.S. holder equal to the difference between (1) the amount of cash plus the fair market value of any other property received by the U.S. holder on the sale, exchange, redemption or other taxable disposition (excluding amounts attributable to accrued but unpaid interest, which will be taxed as described above under “—Interest on the Notes”) and (2) the holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note will generally equal the holder’s original purchase price for the note.

Gain or loss recognized on the sale, exchange, redemption or other taxable disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if the note is held for more than one year. A reduced tax rate on capital gain generally will apply to long term capital gain of a non-corporate U.S. holder. There are limitations on the deductibility of capital losses.

Conversion of the Notes

If a U.S. holder converts a note and we deliver solely cash in satisfaction of our obligation, the U.S. holder will generally be subject to the rules described above under “—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes.”

If a U.S. holder converts a note and we deliver solely shares of our common stock (excluding amounts attributable to accrued but unpaid interest, which will be taxable as described above under “—Interest on the Notes,” and cash received in lieu of a fractional share, which will be taxable as described below), the U.S. holder generally should recognize no gain or loss on the conversion.

If a U.S. holder converts a note and we deliver a combination of cash and shares of common stock, the U.S. holder generally should recognize gain, but not loss on the conversion. Such gain generally should equal the excess of the sum of the fair market value of the shares of common stock and cash received (excluding amounts attributable to accrued but unpaid interest, which will be taxable as described above under “—Interest on the Notes,” and cash received in lieu of a fractional share, which will be taxable as described below) over the U.S. holder’s tax basis in the notes (excluding the portion of the tax basis that is allocable to a fractional share), except that in no event should the gain recognized exceed the amount of cash the holder receives (other than cash received in lieu of a fractional share or cash attributable to accrued interest).

Cash received in lieu of a fractional share should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share should generally result in a U.S. holder’s recognition of gain or loss, if any, measured by the difference between the cash received for the fractional share and the portion of the U.S. holder’s tax basis in the notes that is allocable to the fractional share.

Any gain recognized on the conversion or gain or loss recognized on the receipt of cash in lieu of a fractional share would generally be capital gain or loss, and would be taxable as described above under “—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes.”

A U.S. holder’s tax basis in any shares of common stock received upon conversion (other than shares attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the shares were received) should generally equal the U.S. holder’s adjusted tax basis in the note at the time of the conversion, subject to the following adjustments:

•	a reduction by an amount equal to that portion of the holder’s tax basis in the note that is allocable to any fractional share;

•	a reduction by the amount of cash the holder received in the conversion (other than cash received in lieu of a fractional share or cash attributable to accrued interest); and

•	an increase by the amount of gain, if any, recognized by the holder on the conversion (other than gain with respect to a fractional share).

The holding period for common shares received on conversion should generally include the holding period of the note converted.

Notwithstanding the above, there is a possibility that the conversion of a note into a combination of cash and shares of common stock could be treated as a partial taxable sale of the note and a partial tax-free conversion of the note. U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the receipt of both cash and shares of common stock upon conversion of a note.

Constructive Distributions

The conversion rate at which the notes are convertible into common stock is subject to adjustment in certain circumstances. See “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” and “Description of the Notes—Conversion Rights—Increase of Conversion Rate upon Conversion upon Make-Whole Fundamental Change.” If and to the extent that certain adjustments (or failure to make, or adequately make, certain adjustments) in the conversion rate increases the proportionate interest of a U.S. holder in our assets or earnings and profits for U.S. federal income tax purposes, such U.S. holder may be treated as having received a constructive distribution includable as income in the manner described below under “—Distributions on and Sales of the Common Stock.” Thus, under certain circumstances, a U.S. holder may recognize income in the event of a constructive distribution even though such holder may not receive any cash or property. However, adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the notes will generally not be considered a constructive distribution.

On April 12, 2016, the IRS proposed Treasury regulations addressing the amount and timing of such constructive distributions and certain obligations of withholding agents and filing and notice obligations of issuers with respect to such constructive distributions. If adopted as proposed, the regulations would generally provide that (i) the amount of a constructive distribution is the excess of the fair market value of the option element (after the conversion rate adjustment) of the note immediately after the conversion rate adjustment over the fair market value of the option element without the conversion rate adjustment, (ii) the constructive distribution occurs at the earlier of the date the conversion rate adjustment occurs under the terms of the note and the date of the actual distribution of cash or property that results in the constructive distribution and (iii) we may be required to report the amount of any constructive distributions on our website or to the IRS and all U.S. holders of our notes (including holders that would otherwise be exempt from reporting). The final regulations will be effective for constructive distributions occurring on or after the date of adoption, but U.S. holders of the notes may rely on them prior to that date under certain circumstances. U.S. holders are urged to consult their tax advisors regarding the potential effects of the proposed regulations on an acquisition of the notes.

Distributions on and Sales of the Common Stock

U.S. holders will be required to treat the gross amount of a distribution on the common stock as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends received by a non-corporate U.S. holder will generally be treated as “qualified dividend income” that is subject to a reduced U.S. federal income tax rate, provided that certain holding period and other requirements are met. Dividends received by a corporate U.S. holder may be eligible for a dividends-received deduction, subject to applicable limitations.

Distributions in excess of current and accumulated earnings and profits will be applied first to reduce the U.S. holder’s tax basis in such common stock. To the extent that the distribution exceeds the U.S. holder’s tax basis, the excess will constitute gain from a sale or exchange of such common stock and will be subject to U.S. federal income tax in the manner described below.

A U.S. holder of the common stock will generally recognize gain or loss for U.S. tax purposes upon the sale or exchange of such common stock in an amount equal to the difference between the amount realized from such sale or exchange and the holder’s tax basis in such common stock. Such gain or loss generally will be capital gain or loss. There are limitations on the deductibility of capital losses.

Additional Medicare Tax on Net Investment Income

An additional 3.8% Medicare tax (the “Medicare Tax”) will generally be imposed on certain net investment income of individuals (other than nonresident aliens) with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends, annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the taxable disposition of a note or share of common stock) and certain other income, as reduced by any deductions properly allocable to such income or gain. A U.S. holder that is an individual, estate or trust is urged to consult a tax advisor regarding the applicability of the Medicare Tax to income and gains in respect of an investment in the notes and the shares of common stock into which the notes are convertible.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of interest on the notes, dividends (including deemed dividends) on the common stock and to the proceeds of a sale or other disposition of the notes or common stock paid to a U.S. holder unless such U.S. holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if the U.S. holder fails to provide the holder’s taxpayer identification number, or certification of exempt status, or if the holder otherwise fails to comply with applicable requirements to establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences that will apply to non-U.S. holders of the notes and shares of common stock into which the notes are convertible. As used in this discussion, a “non-U.S. holder” is a beneficial owner of a note or a share of common stock into which a note is converted that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. holder.

Interest on the Notes

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” payments of interest on a note to a non-U.S. holder will not be subject to U.S. federal withholding tax under the “portfolio interest exemption,” provided that:

•	the interest is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our shares of stock entitled to vote;

•	the non-U.S. holder is not a “controlled foreign corporation” that is “related” to us through stock ownership (each within the meaning of the Code);

•	the non-U.S. holder is not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	the withholding agent does not have actual knowledge or reason to know that the holder is a U.S. person and either (1) the beneficial owner of the note certifies to the applicable withholding agent, under penalties of perjury, that it is not a U.S. person and provides its name and address on a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or successor form), or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the note, certifies under penalties of perjury that an IRS Form W-8BEN or W-8BEN-E (or successor form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the withholding agent with a copy of the form or the withholding agent otherwise possesses documentation upon which it may rely to treat the payment as made to a non-U.S. person in accordance with applicable Treasury Regulations.

If the non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. holder will be subject to a 30% U.S. federal withholding tax, unless the non-U.S. holder provides the applicable withholding agent with either (i) a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or successor form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) a properly completed and executed IRS Form W-8ECI (or successor form) stating that the interest is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States.

Except to the extent otherwise provided under an applicable income tax treaty, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder with respect to interest on a note if such interest is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder. Effectively connected interest received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or lower applicable income tax treaty rate), subject to certain adjustments.

Distributions (Including Constructive Distributions) on the Common Stock

Except as provided below, any distributions paid to a non-U.S. holder with respect to our common stock (including any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate as described above under “—U.S. Holders—Constructive Distributions”) will be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). Any withholding tax on a deemed dividend may be withheld from interest, common stock or sales proceeds subsequently paid or credited to the non-U.S. holder. In order to obtain a reduced rate of withholding under an applicable income tax treaty, the non-U.S. holder will be required to provide a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or successor form) certifying the non-U.S. holder’s entitlement to benefits under the income tax treaty.

Except to the extent otherwise provided under an applicable income tax treaty, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder with respect to dividend income if such dividend is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder. A non-U.S. holder will be required to provide a properly completed and executed IRS Form W-8ECI (or successor form) in order for the holder’s effectively connected income to be exempt from withholding. Effectively connected dividends received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or lower applicable income tax treaty rate), subject to certain adjustments.

In addition, as described above, on April 12, 2016, the IRS proposed Treasury regulations addressing the amount and timing of such constructive distributions and certain obligations of withholding agents and filing and notice obligations of issuers with respect to such constructive distributions. See “—U.S. Holders—Constructive Distributions.” If adopted as proposed, the regulations would generally provide that, subject to certain limited exceptions, a withholding agent is required to impose any applicable withholding on constructive distributions to a non-U.S. holder and, if there is no associated cash payment, may satisfy such withholding obligations by withholding on other cash payments made to the same beneficial owner or by liquidating other property held in custody for the beneficial owner or over which it has control. If the proposed Treasury regulations are adopted as final regulations, the final regulations will be effective for constructive distributions occurring on or after the date of such adoption, but holders of the notes and withholding agents may rely on the proposed Treasury regulations prior to that date under certain circumstances.

Sale, Exchange, Redemption, Conversion or Other Taxable Disposition of the Notes or Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange, redemption, conversion or other taxable disposition of a note, including the exchange of a note for a combination of cash and shares of common stock, or the sale or exchange of shares of common stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the holder);

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the year of such sale, exchange, redemption, conversion or other taxable disposition and certain other conditions are satisfied; or

•	we are or have been a “U.S. real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding such disposition and the period such non-U.S. holder has held such note.

If the non-U.S. holder is an individual described in the first bullet point above, the non-U.S. holder will be subject to tax on the net gain derived from the sale, exchange, redemption, conversion or other taxable disposition under regular graduated U.S. federal income tax rates. If the non-U.S. holder is an individual described in the second bullet point above, the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the sale, exchange, redemption, conversion or other taxable disposition, which may be offset by U.S. source capital losses, even though the non-U.S. holder is not considered a resident of the United States. If the non-U.S. holder is a foreign corporation that falls under the first bullet point above, the non-U.S. holder will be subject to tax on the net gain in the same manner as if the holder were a United States person as defined under the Code, and, in addition, the non-U.S. holder may be subject to the branch profits tax equal to 30% of the holder’s effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

With respect to the third bullet point above, we believe that we currently are not, and we do not expect to be for the foreseeable future, a USRPHC.

Any cash or shares of common stock that a non-U.S. holder receives on the sale, exchange, redemption, conversion or other taxable disposition of a note which is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “—Interest on the Notes.”

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to a non-U.S. holder the amount of interest and dividends (including deemed dividends) to such holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends that we make to the holder provided that we do not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, and we have received from the non-U.S. holder the certification described above in the last bullet point under “—Interest on the Notes.”

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale or other disposition of a note or common stock made within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the certification described above and does not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Possible Effect of Consolidation or Merger

Under certain circumstances, we may consolidate or merge into another entity in a single transaction or series of related transactions. See “Description of the Notes—Consolidation, Merger and Sale of Assets.” Depending on the circumstances, an assumption of our obligations under the notes resulting from such consolidation or merger might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the beneficial owners thereof, possibly resulting in recognition of gain or loss for such purposes, original issue discount on the new notes and other adverse tax consequences to the beneficial owner. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of such an assumption.

FATCA

Sections 1471 through 1474 of the Code, and the Treasury Regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any interest or dividends (including deemed dividends) on the notes or common stock and the gross proceeds from a disposition of the notes or common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary, unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities certain information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

Holders are encouraged to consult their own tax advisor regarding the implications of FATCA on an investment in the notes and common stock received in respect thereof.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated December 13, 2017, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunners, the following respective principal amounts of notes:

Underwriters	Principal Amount of Notes
Credit Suisse Securities (USA) LLC	$50,000,000
Barclays Capital Inc.	18,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	18,750,000
Citigroup Global Markets Inc.	12,500,000
J.P. Morgan Securities LLC	12,500,000
SunTrust Robinson Humphrey, Inc.	12,500,000

Total	$125,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes, if any are purchased, other than those notes covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults on its purchase commitments, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 13-day option to purchase an aggregate of not more than $18,750,000 additional principal amount of the notes at the initial public offering price less the underwriting discounts and commissions to cover over-allotments. The underwriters may exercise this option at any time within the 13-day period beginning on, and including, the initial issue date of the notes.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 1.35% of the principal amount per note. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Note		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions payable by us	2.25%	2.25%	$2,812,500	$3,234,375
Expenses payable by us(1)	0.60%	0.52%	$750,000	$750,000

(1)	In addition to the underwriting discounts and commissions, we will incur certain out-of-pocket fees and expenses, including, without limitation, reimbursements to Credit Suisse Securities (USA) LLC for certain reasonable and documented out-of-pocket fees and expenses.

The notes are a new issue of securities with no established trading market. The underwriters have advised us that one or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

We have agreed that we will not offer, sell, pledge, contract to sell or otherwise dispose of, or grant any option, right or warrant to purchase from us directly or indirectly, enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership, establish or increase a

“put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Exchange Act, or file with the SEC a registration statement (other than a registration statement relating to our director and employee stock plans in effect on the date of this prospectus supplement) under the Securities Act relating to, any securities substantially similar to the notes, shares of our common stock, or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose our intention to make any offer, sale, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 60 days after the date of this prospectus supplement, subject to certain exceptions, including the entry into, and exercise and settlement or termination of, the warrant transactions described herein and our director and employee stock plans existing on the date hereof and awards thereunder, including the forfeiture to us of common stock in satisfaction of tax withholding obligations arising in connection with the issuance, vesting or exercise of an award under any such plan.

Our executive officers and our board of directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, offer, sell, contract to sell, contract to purchase any option, right or warrant to purchase any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, or such other securities, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement or make any demand for or exercise any right with respect to, the registration of our common stock or any security convertible into or exercisable or exchangeable for our common stock, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 60 days after the date of this prospectus supplement, subject to certain exceptions, including exceptions that permit transfers as bona fide gifts or by will or intestacy by our executive officers and directors in which the transferee agrees to be bound by the restrictions described in the paragraph above.

We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of notes the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the principal amount of the notes over-allotted by the underwriters is not greater than the principal amount of notes that they may purchase in the over-allotment option. In a naked short position, the principal amount of notes involved is greater than the principal amount of the notes in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing notes in the open market.

•

Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of notes to close out the short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase notes through the over-

allotment option. If the underwriters sell more notes than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the notes who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the notes until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate securities to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

Certain Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage activities and other financial and non-financial activities and services.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates, including the services referred to in the immediately preceding paragraph, in the ordinary course of business for which they have received and would receive customary compensation. In particular, affiliates of certain of the underwriters are lenders under our Term Loan and, as a result, may receive a portion of the net proceeds from this offering. Please read “Use of Proceeds.”

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. If the underwriters or their respective affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their exposure to us consistent with their customary risk management policies. Typically, the underwriters and their respective affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also communicate independent investment recommendations, market analysis or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.

Convertible Note Hedge and Warrant Transactions

In connection with the pricing of the notes, we entered into convertible note hedge transactions with the option counterparties. The convertible note hedge transactions are expected generally to reduce the potential dilution to our common stock upon any conversion of the notes and/or offset any cash payments we may be required to make in excess of the principal amount of converted notes, in each case in the event that the market price per share of our common stock, as measured under the terms of the convertible note hedge transactions, is greater than the strike price of the convertible note hedge transactions (which initially corresponds to the initial conversion price of the notes and is subject to certain adjustments substantially similar to those contained in the notes). In addition, in order to partially offset the cost of the convertible note hedge transactions, we issued warrants to the option counterparties at a higher strike price than the strike price of the notes. The warrant transactions could separately have a dilutive effect to the extent that the market value per share of our common stock as measured over the applicable valuation period at the maturity of the warrants exceeds the applicable strike price of the warrants. If the underwriters exercise their over-allotment option, we expect to enter into additional convertible note hedge and warrant transactions with the option counterparties.

If the underwriters exercise their over-allotment option, we expect to sell additional warrants and use a portion of the net proceeds from the sale of the additional notes to enter into additional convertible note hedge transactions with the option counterparties, as well as use a portion of the net proceeds from the sale of such additional warrants and additional notes to make additional repayments of the indebtedness outstanding our Term Loan and for general corporate purposes.

In connection with establishing their initial hedge of the convertible note hedge and warrant transactions, the option counterparties and/or their respective affiliates expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of our common stock or the notes at that time.

In addition, the option counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the notes, which could affect your ability to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the amount and value of the consideration that you will receive upon conversion of the notes.

For a discussion of the potential impact of any market or other activity by the option counterparties in connection with these convertible note hedge and warrant transactions, see “Risk Factors—Risks Related to this Offering and the Notes—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.”

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus

Directive is implemented in that Relevant Member State no offer of notes may be made to the public in that Relevant Member State other than:

(A)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(B)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(C)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus supplement has been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the expression may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

All of the foregoing restrictions relating to the notes offered hereby also apply to the common stock issuable upon conversion of the notes.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the notes have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the notes will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of the notes has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the notes.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the notes may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the notes without disclosure to investors under Chapter 6D of the Corporations Act.

The notes applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act.

Further, any shares of our common stock issued on conversion of the notes must not be offered for sale in Australia in the period of 12 months after the date of issue of those shares except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring notes or our common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the notes has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes (or any securities issued in an exchange or a conversion of the notes in accordance with the terms of the notes) in Canada must be made under applicable securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes (or any securities issued in an exchange or a conversion of the notes in accordance with the terms of the notes).

Representations of Canadian Purchasers

By purchasing notes in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under applicable Canadian securities law including National Instrument 45-106—Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus supplement (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the notes offered in this prospectus supplement will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Davis Wright Tremaine LLP, Anchorage, Alaska, will pass upon certain matters relating to Alaska law. Phelps Dunbar LLP, New Orleans, Louisiana, will pass upon certain matters relating to Louisiana law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Bristow Group Inc. and its subsidiaries as of March 31, 2017 and 2016, and for each of the years in the three-year period ended March 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2017, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended June 30, 2017 and 2016 and September 30, 2017 and 2016, incorporated by reference herein, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in Bristow Group’s quarterly reports on Form 10-Q for the quarterly periods ended June 30, 2017 and September 30, 2017, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this prospectus supplement and any other document we file with the SEC at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room and its copy charges by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov and on our website at http://www.bristowgroup.com. However, the information on our website does not constitute a part of this prospectus. Reports and other information concerning us can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Our common stock is listed and traded on the NYSE under the trading symbol “BRS.”

This prospectus supplement and the accompanying prospectus are part of a registration statement that we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. Whenever a reference is made in this prospectus supplement to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of or incorporated by reference into the registration statement.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus supplement. Any statement contained in this prospectus supplement or a document incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is incorporated by reference in this prospectus supplement modified or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. We incorporate by reference the documents listed below and future filings we make with the SEC (File No. 001-31617) under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information “furnished” but not “filed,” unless we specifically provide that such “furnished” information is to be incorporated by reference) until all of the notes offered hereby have been sold or we have filed with the SEC an amendment to the registration statement relating to this offering which deregisters all securities then remaining unsold:

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2017 filed with the SEC on May 23, 2017;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2017 and September 30, 2017 filed with the SEC on August 3, 2017 and November 8, 2017, respectively;

•	our Current Reports on Form 8-K filed with the SEC on June 9, 2017 (Items 5.02 and 9.01 Form 8-K), June 12, 2017, June 16, 2017, June 30, 2017, July 6, 2017, July 18, 2017 (Items 1.01, 2.03 and 9.01 Form 8-K and Items 5.02 and 9.01 Form 8-K), August 4, 2017 (as amended on November 13, 2017), August 30, 2017, September 25, 2017, September 27, 2017 and December 11, 2017; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed on March 7, 2003, and any subsequent amendment thereto filed for the purpose of updating such description.

We will provide, at no charge, to any person a copy of any and all documents that have been incorporated by reference into this prospectus. Requests for copies of any such document should be made by written or oral request to:

Bristow Group Inc.

2103 City West Blvd., 4th Floor

Houston, Texas 77042

Attention: Corporate Secretary

Telephone number is (713) 267-7600

Prospectus

Bristow Group Inc.

$700,000,000

Senior Debt Securities

Subordinated Debt Securities

Common Stock

Preferred Stock

Warrants

Guarantees of Debt Securities

We may offer and sell the securities listed above from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of the offering. Any debt securities we issue under this prospectus may be guaranteed by Bristow U.S. LLC, Bristow Alaska, Inc., Bristow Helicopters Inc., BHNA Holdings Inc., Bristow Academy, Inc. and Bristow U.S. Leasing LLC, our wholly owned subsidiaries.

This prospectus describes some of the general terms that may apply to the securities that we may issue. We will provide the specific terms of the securities to be offered in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “BRS.”

Investing in these securities involves certain risks. You should consider carefully the “Risk Factors” on page 1 of this prospectus and in the applicable prospectus supplement before purchasing any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 21, 2017.

About This Prospectus

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (“SEC”). By using a “shelf” registration process, we may offer any combination of the securities described in this prospectus in one or more offerings. For further information about the securities and us, you should refer to our registration statement and its exhibits. The registration statement can be obtained from the SEC as described below under the heading “Where You Can Find More Information.” This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement or pricing supplement, you should rely on the information in the prospectus supplement or pricing supplement. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus, any prospectus supplement or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information appearing in or incorporated by reference into this prospectus, any prospectus supplement and any free writing prospectus is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

i

Bristow Group Inc.

We are the leading global industrial aviation services provider based on the number of aircraft operated. We have a long history in industrial aviation services through Bristow Helicopters Ltd. (“Bristow Helicopters”) and Offshore Logistics, Inc., which were founded in 1955 and 1969, respectively. We have major transportation operations in the North Sea, Nigeria and the U.S. Gulf of Mexico, and in most of the other major offshore energy producing regions of the world, including Australia, Brazil, Canada, Russia and Trinidad. We provide private sector search and rescue (“SAR”) services in Australia, Canada, Nigeria, Norway, Russia, Trinidad and the United States. We provide public sector SAR services in the U.K. on behalf of the Maritime & Coastguard Agency. We also provide regional fixed wing scheduled and charter services in the U.K., Nigeria and Australia through our consolidated affiliates, Eastern Airways International Limited and Capiteq Limited, operating under the name of Airnorth, respectively. These operations support our primary industrial aviation services operations in those markets, creating a more integrated logistics solution for our clients.

In fiscal year 2013, Bristow Helicopters was awarded a contract with the U.K. Department for Transport to provide public sector SAR services for all of the U.K. The contract has a phased-in transition period that began in April 2015 and continues to July 2017 and a contract length of approximately ten years.

We primarily provide industrial aviation services to a broad base of major integrated, national and independent offshore energy companies. Our clients charter our helicopters primarily to transport personnel between onshore bases and offshore production platforms, drilling rigs and other installations. To a lesser extent, our clients also charter our helicopters to transport time-sensitive equipment to these offshore locations. These clients’ operating expenditures in the production sector are the principal source of our revenue, while their exploration and development capital expenditures provide a lesser portion of our revenue. The clients for SAR services include both the oil and gas industry, where our revenue is primarily dependent on our clients’ operating expenditures, and governmental agencies, where our revenue is dependent on a country’s desire to privatize SAR and enter into long-term contracts.

In addition to our primary industrial aviation services operations, we also operate a training unit, Bristow Academy. Additionally, we have fixed wing operations in the U.K., Nigeria and Australia that create a more integrated logistics solution for our global clients and further diversify our business.

We use the pronouns “we”, “our” and “us” and the terms “Bristow Group” and the “Company” to refer collectively to Bristow Group Inc. and its consolidated subsidiaries and affiliates, unless the context indicates otherwise. We also own interests in other entities that we do not consolidate for financial reporting purposes, which we refer to as unconsolidated affiliates, unless the context indicates otherwise. Bristow Group, Bristow Aviation Holdings Limited, our consolidated subsidiaries and affiliates, and the unconsolidated affiliates are each separate corporations, limited liability companies or other legal entities, and our use of the terms “we”, “our” and “us” does not suggest that we have abandoned their separate identities or the legal protections given to them as separate legal entities. The term “you” refers to a prospective investor. Our principal executive offices are located at 2103 City West Blvd., 4th Floor, Houston, Texas, 77042. Our telephone number is (713) 267-7600. Our website address is www.bristowgroup.com. Information contained on our website does not constitute part of this prospectus.

Risk Factors

An investment in our securities involves risks. You should carefully consider all of the information contained in or incorporated by reference in this prospectus and other information which may be incorporated by reference in this prospectus or any prospectus supplement as provided under “Where You Can Find More Information,” including the risks described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Reports on Form 10-K and our Quarterly Reports

on Form 10-Q. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operations could be adversely affected. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse effect on us.

Forward-Looking Statements

This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements about our future business, strategy, operations, capabilities and results; use of proceeds; financial projections; plans and objectives of our management; expected actions by us and by third parties, including our clients, competitors, vendors and regulators; and other matters. Some of the forward-looking statements can be identified by the use of words such as “believes”, “belief”, “expects”, “plans”, “anticipates”, “intends”, “projects”, “estimates”, “may”, “might”, “would”, “could” or other similar words; however, all statements in this prospectus, other than statements of historical fact or historical financial results, are forward-looking statements.

Our forward-looking statements reflect our views and assumptions on the date we are filing this prospectus regarding future events and operating performance. We believe that they are reasonable, but they involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control, that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Accordingly, you should not put undue reliance on any forward-looking statements.

You should consider the following when evaluating forward-looking statements:

•	the risks and uncertainties described under “Risk Factors” in this prospectus, in any prospectus supplement and in the “Risk Factors” and other sections of the documents that we incorporate by reference into this prospectus, including our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and in our other reports filed with the SEC;

•	the possibility of political instability, war or acts of terrorism in any of the countries where we operate;

•	fluctuations in worldwide prices of and demand for oil and natural gas;

•	fluctuations in levels of oil and natural gas exploration, development and production activities;

•	fluctuations in the demand for our services;

•	the existence of competitors;

•	the existence of operating risks inherent in our business, including the possibility of declining safety performance;

•	the possibility of changes in tax and other laws and regulations;

•	the possibility that the major oil companies do not continue to expand internationally and offshore;

•	the possibility of significant changes in foreign exchange rates and controls, including as a result of voters in the U.K. approving the exit of the U.K. from the European Union;

•	general economic conditions including the capital and credit markets;

•	the possibility that we may impair our long-lived assets, including goodwill, property and equipment and investments in unconsolidated affiliates;

•	the possibility that we may be unable to defer payment on certain aircraft into future fiscal years or take delivery of certain aircraft later than initially scheduled;

•	the possibility that we may be unable to acquire additional aircraft due to limited availability or unable to exercise aircraft purchase options;

•	the possibility that we may be unable to dispose of older aircraft through sales into the aftermarket;

•	the possibility that we or our suppliers may be unable to deliver new aircraft on time or on budget;

•	the possibility that we may be unable to obtain financing, draw on our credit facilities or enter into definitive agreements with respect to financings on terms that are favorable to us;

•	the possibility that we may lack sufficient liquidity or access to additional financing sources to continue to pay a quarterly dividend or finance contractual commitments;

•	the possibility that we may be unable to maintain compliance with debt covenants;

•	the possibility that segments of our fleet may be grounded for extended periods of time or indefinitely;

•	the possibility that we may be unable to re-deploy our aircraft to regions with greater demand;

•	the possibility that reductions in spending on aviation services by governmental agencies could lead to modifications of SAR contract terms or delays in receiving payments;

•	the possibility that clients may reject our aircraft due to late delivery or unacceptable aircraft design or operability; and

•	the possibility that we do not achieve the anticipated benefits from the addition of new-technology aircraft to our fleet.

All forward-looking statements included or incorporated by reference in this prospectus are qualified by these cautionary statements and are only made as of the date of this prospectus. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Proceeds

Unless we inform you otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, which may include:

•	helicopter purchases,

•	acquisitions,

•	working capital,

•	capital expenditures,

•	repayment or refinancing of debt, and

•	repurchases and redemptions of securities.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness.

Ratio of Earnings to Fixed Charges

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

	Fiscal Year Ended March 31,
	2013	2014	2015	2016	2017
Ratio of Earnings to Fixed Charges	3.1x	3.5x	2.1x	*	*

*	Earnings for fiscal years 2016 and 2017 were inadequate to cover fixed charges by $84.6 million and $156.2 million, respectively.

For purposes of this table, “earnings” are defined as income from continuing operations before provision for income taxes and minority interest, undistributed earnings of unconsolidated equity affiliates, amortization of capitalized interest and fixed charges, less capitalized interest. “Fixed charges” consist of interest (whether expensed or capitalized), amortization of debt issuance costs and the estimated interest portion of rental expense deemed to be representative of interest.

Description of Debt Securities

The debt securities will be senior debt securities or subordinated debt securities. We will describe in a supplement to this prospectus the specific terms of each series of debt securities being offered. The debt securities will be issued under a senior indenture or a subordinated indenture. The forms of these indentures are filed as exhibits to the registration statement of which this prospectus forms a part. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time which are permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

General

Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of Bristow Group Inc. The senior debt securities will rank equally with any of the other senior and unsubordinated debt of Bristow Group Inc. The subordinated debt securities will be subordinate and junior in right of payment to any senior indebtedness. The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the price at which we will issue the debt securities;

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	whether the debt securities will be issued in the form of temporary or permanent global securities held by an initial depositary and security custodian, if any, on behalf of holders;

•	the manner in which any interest payable on a temporary global security on any interest payment date will be paid if other than in the manner provided in the applicable indenture;

•	the date or dates on which the principal of and premium (if any) on the debt securities is payable or the method of determination thereof;

•	the rate or rates, or the method of determination thereof, at which the debt securities will bear interest, if any, whether and under what circumstances additional amounts with respect to such debt securities will be payable, the date or dates from which such interest shall accrue, the interest payment dates on which such interest will be payable and the record date for the interest payable on any debt securities on any interest payment date, or if other than provided in the applicable indenture, the person to whom any interest on the debt securities will be payable;

•	the place or places where the principal of, premium (if any) and interest on and any additional amounts with respect to the debt securities will be payable;

•	any terms upon which the debt securities may be redeemed, in whole or in part, at our option, and the manner in which we must exercise such option;

•	whether the debt securities are entitled to the benefits of any guarantee of any subsidiary guarantor, the identity of any such subsidiary guarantors and any terms of such guarantee with respect to the debt securities different from those set forth in the applicable indenture;

•	our obligation, if any, to redeem, purchase or repay the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the period or periods within which, the price or prices (whether denominated in cash, securities or otherwise) at which and the terms and conditions upon which the debt securities will be redeemed, purchased or repaid in whole or in part pursuant to such obligation;

•	if other than denominations of $1,000 and any integral multiple thereof, the denomination in which any debt securities will be issuable;

•	if other than dollars, the currency or currencies (including composite currencies) or the form, including our securities or property, in which payment of the principal of, premium (if any) and interest on and any additional amounts with respect to the debt securities will be payable;

•	if the principal of, premium (if any) or interest on or any additional amounts with respect to the debt securities are to be payable, at our election or at the election of a holder, in a currency or currencies (including composite currencies) other than that in which the debt securities are stated to be payable, the currency or currencies (including composite currencies) in which payment of the principal of, premium (if any) and interest on and any additional amounts with respect to such debt securities as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made;

•	if the amount of payments of principal of, premium (if any) and interest on and any additional amounts with respect to the debt securities may be determined with reference to any commodities, currencies or indices, values, rates or prices or any other index or formula, the manner in which such amounts will be determined;

•	if other than the entire principal amount, the portion of the principal amount of the debt securities that will be payable upon declaration of acceleration of the maturity of the debt securities;

•	any additional means of satisfaction and discharge of the applicable indenture and any additional conditions or limitations to discharge with respect to the debt securities and the related guarantees, if any, or any modifications of or deletions from such conditions or limitations;

•	any deletions or modifications of or additions to the events of default or covenants applicable to us or any subsidiary guarantor pertaining to the debt securities;

•	any restrictions or other provisions with respect to the transfer or exchange of the debt securities, which may amend, supplement, modify or supersede those contained in the applicable indenture;

•	if the debt securities are to be convertible into or exchangeable for capital stock or any other securities, the terms and conditions for such conversion or exchange; and

•	any other terms of the debt securities (which terms shall not be prohibited by the provisions of the applicable indenture).

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Book-Entry Debt Securities

We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Governing Law

The indentures, the debt securities and the guarantees will be governed by, and construed in accordance with, the law of the State of New York.

The Trustee

U.S. Bank National Association, is the trustee under the senior indenture and the subordinated indenture. U.S. Bank National Association and its affiliates may perform certain commercial banking services for us from time to time for which they receive customary fees.

Events of Default

Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	our failure to pay interest on any debt security of that series for 30 days when due;

•	our failure to pay principal of or any premium on any debt security of that series when due;

•	our failure to deposit any sinking fund payment for 30 days when due;

•	our failure, or, if the series of debt securities is entitled to the benefits of a guarantee, the failure of any subsidiary guarantor, to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of other series of debt securities) for 60 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving bankruptcy, insolvency or reorganization of us or any of our subsidiary guarantors or significant subsidiaries;

•	the guarantee of any subsidiary guarantor of a certain series of debt securities ceasing to be in full force and effect with respect to such series or being declared null and void in a judicial proceeding or the denial of any subsidiary guarantor of its obligations under the applicable indenture or guarantee; and

•	any other event of default provided for that series of debt securities.

A default under one series of debt securities will not necessarily be a default under any other series. If a default or event of default for any series of debt securities occurs, is continuing and is known to the trustee, the trustee will notify the holders of applicable debt securities within 30 days after it occurs. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interests of the holders of those debt securities.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of our company, any subsidiary guarantor or any significant subsidiary occurs, the principal of and accrued and unpaid interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. At any time after a declaration of acceleration has been made, the holders of a majority in principal amount of the outstanding debt securities of the series affected by the default may in some cases rescind this accelerated payment requirement and its consequences.

A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture or related guarantee only if:

•	the holder gives the trustee written notice of a continuing event of default with respect to that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

•	the trustee does not comply with the request within 15 days in the case of the senior indenture and 60 days in the case of the subordinated indenture after receipt of the request and offer of indemnity; and

•	during that 15-day or 60-day period, as applicable, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless those holders have offered to the trustee indemnity satisfactory to it. Subject to this provision for security or indemnification, the holders of a majority in principal amount of the outstanding debt securities of a series generally may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred on the trustee relating to or arising as a result of an event of default.

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs.

The indentures require us to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indentures and as to any default in performance.

Description of Guarantees of the Debt Securities

If specified in the applicable prospectus supplement, one or more of our subsidiaries Bristow U.S. LLC, Bristow Alaska Inc., Bristow Helicopters Inc., BHNA Holdings Inc., Bristow Academy, Inc. or Bristow U.S. Leasing LLC will guarantee the debt securities. The particular terms of any guarantee will be described in the related prospectus supplement.

Description of Capital Stock

The following description of our common stock, our preferred stock, our restated certificate of incorporation and our amended and restated bylaws are summaries thereof and are qualified by reference to our restated certificate of incorporation and our amended and restated bylaws. For more detail, please see our restated certificate of incorporation and our amended and restated bylaws, and the amendments thereto, each of which is incorporated herein by reference.

General

We are authorized to issue 90,000,000 shares of common stock, par value $.01 per share, and 8,000,000 shares of preferred stock, par value $.01 per share. We are authorized to issue capital stock in certificated or uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Our bylaws provide that the vote required for approval or ratification of an item of business at a meeting of stockholders will be a majority of the votes cast on the matter, voted for or against. Our common stock has non-cumulative voting rights, meaning that the holders of more than 50% of the voting power of the shares voting for the election of directors can elect 100% of the directors if they choose to do so. In such event, the holders of the remaining less-than-50% of the voting power of the shares voting for the election of directors will not be able to elect any directors. Subject to any preferential rights of any outstanding shares of preferred stock, the holders of common stock are entitled to such dividends as may be declared from time-to-time at the discretion of the board of directors out of funds legally available therefore. Holders of common stock are entitled to share ratably in our net assets upon liquidation after payment or provision of all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase additional shares of our capital stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any other of our securities. Our common stock is subject to certain restrictions and limitations on ownership by non-U.S. citizens. See “— Certificate of Incorporation and Bylaws — Foreign Ownership and Control.”

Computershare is the registrar and transfer agent for our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “BRS.”

Preferred Stock

The rights of holders of common stock are subject to the rights of holders of any preferred stock. Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it.

Among the specific matters that may be determined by the board of directors, and may be included in any prospectus supplement relating to any series of preferred stock we are offering, are the following:

•	the number of shares that will constitute any such series and whether the number of shares may be increased or decreased by action of our board of directors;

•	whether the shares of any such series will be convertible into or exchangeable for shares of stock of any other class or classes or shares of any other series of the same class;

•	the price or prices, or the rate or rates, of conversion if our board of directors determines that the shares of any such series will be convertible;

•	any limitations or restrictions to be effective while any shares of any such series are outstanding upon the payment of dividends or the making of other distributions or upon the acquisition in any manner by the Company or any of our subsidiaries of any of the shares of the Company’s common, preferred or other class or classes of stock;

•	any conditions or any restrictions upon the creation of indebtedness of the Company or any of our subsidiaries or upon the issuance of any additional stock of any kind while the shares of any series are outstanding;

•	the annual rate of dividends, if any, payable on the shares of any such series and the conditions upon which such dividends will be payable;

•	whether dividends, if authorized, will be cumulative and, if so, the date from which such dividends will be cumulative;

•	voting rights, if any;

•	when and at what price or prices (whether in cash or in debentures of the Company) the shares of any such series will be redeemable or, at the option of the Company, exchangeable or both;

•	whether the shares of any such series will be subject to the operation of any purchase, retirement or sinking fund or funds and, if so, the terms and provisions relative to the operation of any such fund or funds; and

•	the amount payable on the shares of any such series in the event of voluntary liquidation, dissolution or winding up of the affairs of the Company; and any other powers, preferences and relative, participating, option and other special rights, and any qualifications, limitations and restrictions thereof.

Our board of directors may change the designation, rights, preferences, descriptions and terms of, and the number of shares in, any series of which no shares thereof have been issued. We will file the form of preferred stock with the SEC before issuance, and you should read the form of preferred stock for provisions that may be important to you. Our preferred stock is subject to certain restrictions and limitations on ownership by non-U.S. citizens. See “— Certificate of Incorporation and Bylaws — Foreign Ownership and Control.”

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of the Company. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of our stockholders, the Board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by the Board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Certificate of Incorporation and Bylaws

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by our president or by a resolution of our directors.

Stockholder Action by Written Consent

Our bylaws allow stockholders to take corporate action by written consent without a meeting if a stockholder of record provides timely notice to our corporate secretary requesting our Board to set a record date. The Board is then required to set a record date within 10 days of receipt of notice.

Majority Vote Requirement

Our bylaws provide that the Board will nominate for election as director only those candidates who submit an irrevocable letter of resignation that would be deemed effective upon such nominee failing to receive more votes cast for than against his or her election or re-election at the next meeting of the stockholders of the Company.

Certain Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

In order to bring a proposal before an annual meeting of stockholders, our bylaws require that a stockholder deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary containing detailed information.

Our bylaws provide that only such business may be conducted at a special meeting of stockholders as has been brought before the meeting by the Company’s notice of meeting. Nominations of persons for election to our board of directors may be made at a special meeting by our board of directors or, provided that our board has determined that directors will be elected at such meeting, by our stockholders. In order to nominate a person for election to our board of directors at a special meeting of stockholders, a stockholder must deliver timely notice of such nomination to our corporate secretary. Such notice must contain detailed information with respect to notices of nomination of persons for election to our board of directors at annual meetings of stockholders.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not earlier than the close of business on the 120th day prior to and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice is required not earlier than the 120th day prior to such annual meeting and not later than the later of the 90th day prior to the annual meeting or, if our first public announcement of the date of the annual meeting is less than 100 days prior to the date of such meeting, the 10th day following the day on which we first publicly announce the date of such meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not earlier than the close of business on the 120th day prior to and not later than the close of business on the later of the 90th day prior to such special meeting or, if our first public announcement of the date of the special meeting is less than 100 days prior to the date of such meeting, the 10th day following the day on which we first publicly announce the date of such meeting.

Limitation of Liability of Directors

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as a result of any of the following:

•	any breach of the director’s duty of loyalty to the Company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. Furthermore, our certificate of incorporation provides that, if the Delaware General Corporation Law is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors will be limited or eliminated to the extent permitted by the Delaware General Corporation Law, as then amended.

Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of the Company against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred and arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. We will pay such expenses in advance of the final disposition of such action only when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment. We have entered into indemnification agreements with each of our directors that provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on our behalf to the fullest extent permitted under Delaware law and our bylaws.

Foreign Ownership and Control

We are subject to the Federal Aviation Act, under which our aircraft may be subject to deregistration, and we may lose our ability to operate within the United States, if persons other than citizens of the United States should come to own or control more than 25% of our voting interest. Consistent with the requirements of the Federal Aviation Act, our certificate of incorporation, as amended, provides that persons or entities that are not “citizens of the United States” (as defined in the Federal Aviation Act) will not collectively own or control more than 25% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the United States nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by certain stockholders who are not citizens of the United States will automatically be suspended. These voting rights will be suspended in reverse chronological order by date of registry until the number of voting shares held by persons that are not citizens of the United States is less than or equal to the Permitted Foreign Ownership Percentage. Our certificate of incorporation, as amended, further authorizes us to redeem any such suspended shares to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act.

Our bylaws provide that at least two-thirds of our board of directors must be citizens of the United States and that a person that is not a citizen of the United States is not eligible for nomination or election as a director if such person’s election, together with the election of any incumbent directors that are not citizens of the United States and are candidates for election as a director at the same time, would cause less than two-thirds of our board of directors to be citizens of the United States.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prohibits an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Exclusive Forum

Under our bylaws, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine will be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice and consented to these provisions of our bylaws.

Description of Warrants

We may issue warrants to purchase debt securities, common stock, preferred stock, rights or other securities of the Company or any other entity or any combination of the foregoing. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock, rights or other securities purchasable upon exercise of the warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

•	any other terms of the warrants.

Plan of Distribution

We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities from us and, if the purchase price is not payable in U.S. dollars, the currency or composite currency in which the purchase price is payable;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any restrictions or other provisions relating to the transfer or exchange of the securities;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters may sell our common stock under this prospectus by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 under the Securities Act, which includes sales made directly on the New York Stock Exchange, on any other existing trading market for our common stock or to or through a market maker, or in privately negotiated transactions. Unless we inform you otherwise in the prospectus supplement, the sales agent with respect to any such at-the-market offering will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreeable terms between the sales agent and us. We will include in the prospectus supplement the amount of any compensation to be received by the sales agent.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

We may offer and sell any of the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise, by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act.

Derivative Transactions

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock.

We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

The third parties in any of the sale transactions described above will be underwriters and will be identified in the applicable prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus forms a part.

General Information

In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. We will provide in the applicable prospectus supplement information regarding any underwriting discounts or other compensation that we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make because of those liabilities. Agents, dealers and underwriters, or their affiliates or associates, may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

Other than the common stock, which is listed on the New York Stock Exchange, each series of offered securities will have no established trading market. We may elect to list any series of offered securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of offered securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you as to the liquidity of, or the trading market for, any of our offered securities.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

Legal Matters

The validity of the offered securities and other matters in connection with any offering of the securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas, our outside counsel. Davis Wright Tremaine LLP, Anchorage, Alaska, will pass upon certain matters relating to Alaska law. Phelps Dunbar LLP, New Orleans, Louisiana, will pass upon certain matters relating to Louisiana law. Any underwriters or agents will be advised about legal matters relating to any offering by their own legal counsel, which will be named in the related prospectus supplement.

Experts

The consolidated financial statements of Bristow Group Inc. and its subsidiaries as of March 31, 2017 and 2016, and for each of the years in the three-year period ended March 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2017, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this registration statement and any other document we file with the SEC at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room and its copy charges by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov and on our website at http://www.bristowgroup.com. However, the information on our website does not constitute a part of this prospectus. Reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “BRS.”

This prospectus is part of a registration statement that we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. Whenever a reference is made in this prospectus or any prospectus supplement to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of or incorporated by reference into the registration statement.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus. Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modified or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and future filings we make with the SEC (File No. 001-31617) under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information “furnished” but not “filed,” unless we specifically provide that such “furnished” information is to be incorporated by reference) after the effectiveness of this registration statement and until the termination of offerings under this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2017, which was filed with the SEC on May 23, 2017;

•	our Current Reports on Form 8-K filed with the SEC on June 9, 2017 (Items 5.02 and 9.01 Form 8-K), June 12, 2017, June 16, 2017, June 30, 2017, July 6, 2017 and July 18, 2017 (Items 1.01, 2.03 and 9.01 Form 8-K and Items 5.02 and 9.01 Form 8-K); and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed on March 7, 2003, and any subsequent amendment thereto filed for the purpose of updating such description.

We will provide, at no charge, to any person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all documents that have been incorporated by reference into this prospectus. Requests for copies of any such document should be made by written or oral request to:

Bristow Group Inc.

2103 City West Blvd., 4th Floor

Houston, Texas 77042

Attention: Corporate Secretary

Telephone number is (713) 267-7600